SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 30, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Third Quarter 2007 Financial Report, and Media Release which appear immediately following this page.

UBS Financial Highlights

UBS Group
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Operating profit before tax (from continuing and discontinued operations)	(726)	6,236	2,814			9,902	11,619
Net profit attributable to UBS shareholders	(830)	5,622	2,199			8,067	8,850
Net profit attributable to minority interests	117	149	105	(21)	11	428	397

Performance indicators from continuing operations
Diluted earnings per share (CHF)[1]	(0.49)	2.69	1.07			3.87	4.04
Return on equity attributable to UBS shareholders (%)[2]						20.7	26.0

Financial Businesses [3]
Operating income	6,169	15,651	10,462	(61)	(41)	35,167	34,899
Operating expenses	7,123	9,695	7,715	(27)	(8)	25,909	24,137
Net profit attributable to UBS shareholders from continuing operations	(1,086)	5,152	2,114			7,248	8,194
Cost / income ratio (%)[4]	115.2	62.0	73.8			73.7	69.4
Net new money (CHF billion)[5]	38.3	34.0	41.9			125.1	126.2
Personnel (full-time equivalents)	83,814	81,557	75,593	3	11

UBS balance sheet & capital management
Balance sheet key figures
Total assets	2,484,235	2,539,741	2,261,009	(2)	10
Equity attributable to UBS shareholders	48,229	51,259	48,094	(6)	0
Market capitalization	127,525	151,203	156,615	(16)	(19)
BIS capital ratios
Tier 1 (%)[6]	10.6	12.3	12.2
Total BIS (%)	13.6	15.5	15.1
Risk-weighted assets	390,320	378,430	331,697	3	18
Invested assets (CHF billion)	3,265	3,265	2,879	0	13
Long-term ratings
Fitch, London	AA+	AA+	AA+
Moody‘s, New York	Aaa	Aaa	Aa2
Standard & Poor‘s, New York[7]	AA+	AA+	AA+
1 For the EPS calculation, see note 8 to the financial statements. 2 Net profit attributable to UBS shareholders from continuing operations year to date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Excludes results from industrial holdings. 4 Operating expenses / operating income less credit loss expense or recovery. 5 Excludes interest and dividend income. 6 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section. 7 Standard & Poor's long-term rating was changed to AA on 1 October 2007.

Letter to shareholders
Dear shareholders,
On 1 October, we announced that for third quarter we were likely to record an overall loss following a writedown of positions in the Investment Bank, mainly related to deteriorating conditions in the US sub-prime residential mortgage market. We also announced a number of management changes. This followed the outlook statement we made in August, when we released our second quarter results, where we warned of a very weak trading result from the Investment Bank.
The events that led to these announcements are unsatisfactory. However, we believe it is vital to be clear and open at all times, and to make sure you, our shareholders, and the market generally, are informed promptly of developments in your company.
We closed the quarter with a loss for the group, before tax and minority interests, of CHF 726 million. This is within the range of CHF 600 to 800 million we indicated in the announcement. After tax and minority interests, this results in a loss of CHF 830 million attributable to shareholders. It means that, for the first time for many quarters, we have not met our return on equity target. Excluding the gain from the sale of our Julius Baer stake in second quarter 2007 and costs related to the closure of DRCM (post-tax CHF 229 million), annualized RoE for the first three quarters of the year was 17.2% - the lowest level since 2003 and below our revised objective of a minimum return of 20% over the cycle.
We have introduced a number of measures to improve performance. With the new management team, we are implementing changes to address the weaknesses that led to the losses. These include the management, size and structure of our balance sheet, and the internal charges we apply to business group funding from treasury. We are also taking steps to strengthen our market risk management and control framework. We will, as a matter of course, continue to keep you updated on these changes.
As our shareholders, you expect us to manage UBS to produce profitable growth. To us, this means: establishing a set of earnings streams that are based on true customer benefit, building a strong and growing client base, and maintaining unique assets and capabilities that are hard for competitors to copy.
Efficiency in managing our financial resources and risks is a prerequisite for all three of these. By making continuous efficiency improvement a permanent task, we will enforce discipline in the way we manage costs, allowing us to direct our investment spending where it makes the greatest difference for our clients and investors. To do this, we will change the incentive structure within UBS to reward people who deliver efficiency gains as well as people who deliver increased revenues.
What happened to UBS in third quarter? The difficulties which surfaced in the US sub-prime mortgage market in the first half of 2007 spilled over into the wider global markets in late July, and have continued. As widely reported, this led to losses in several parts of the financial services industry. In some affected areas, such as leveraged lending, UBS saw relatively modest losses. Our exposure to hedge funds as counterparties did not pose any problems. We also did not have material exposure to the widely discussed “conduit business” - an area we deliberately avoided.
We did see substantial losses, though, in our inventory of trading positions related to the US sub-prime residential mortgage-backed securities market. These were mostly in our Investment Bank’s mortgage-backed securities business and in positions taken over from the now closed Dillon Read Capital Management business. When these positions, which are sizeable and of which UBS still holds a proportion, were taken, we offset them to some extent with hedges that were designed to mitigate risk in normal market conditions. However, the deterioration in the US sub-prime market, especially in August, was so severe and sudden that markets turned illiquid. There was a substantial deterioration in the value of these securities - including those with high credit ratings. Conditions in the US housing market continued to be weak in the quarter, and the end-September valuations we have put on our holdings of US mortgage-linked securities reflect this. The value of these holdings in the future will, nevertheless, depend on developments in the underlying mortgage pools. The losses led to revenues of negative CHF 4.2 billion in our fixed income, currencies and commodities business (FICC). In addition, we recorded proprietary trading losses in equities statistical arbitrage. Following the announcement of the expected loss for third quarter, Standard & Poor’s lowered our long-term credit rating to AA. The rating agency’s decision was not wholly unexpected - although we would re-emphasize that UBS remains one of the best capitalized banks with one of the strongest credit ratings in the industry.
The losses in a few areas in our Investment Bank outweighed the sustained strength in all our other businesses. Our wealth management businesses had an excellent quarter, with record levels of profitability. Their asset gathering performance remained strong, with inflows of net new money totalling CHF 40.2 billion in the quarter. Fees in both wealth and asset management remained high, driven by the level of invested assets, which stood at CHF 3.1 trillion on 30 September 2007.
For the whole of UBS, net fee and commission income was significantly higher than the levels recorded in third quarter 2006 and only slightly below the all-time high set in second quarter 2007. On top of strong performance in wealth management and asset management, fee and commission income was also boosted by year on year gains in the Investment Bank’s equity underwriting and corporate advisory business, plus strong commissions in our equity cash business. Revenues also rose, year on year, in some of our trading businesses, in particular equity derivatives, prime brokerage, rates derivatives, and government bonds as well as the client-facing distribution area of our money market, currencies and commodities business.
Continued strong fee and commission income reflects our structural strengths. By operating together, each business group achieves higher revenues and lower costs, and sees increased client referrals. The market opportunity presented by the record level of wealth creation around the world continues to grow. Our task now is to make the most of the tremendous potential for profitable growth offered by UBS’s structure and market position.
Despite the disappointing third quarter result, our performance in the first nine months of this year has been strong. Over this period, net profit attributable to shareholders from continuing operations was CHF 7,713 million. Excluding the gain from the sale of the Julius Baer stake and DRCM closure costs in second quarter, net attributable profit would have been CHF 6,016 million compared with CHF 8,349 million a year earlier.
Outlook - The fourth quarter has started with good results from all businesses, including the Investment Bank. However, our FICC business remains exposed to further deterioration in the US housing and mortgage markets as well as rating downgrades for mortgage-related securities, which could lead to further writedowns on our positions. As a result, we are not assuming that the quarter will continue as positively as it has begun, or that the current difficulties will be resolved in the short term.
(For more information, see the sidebar article on page 22 and Note 1 to the Financial Statements on page 61).
30 October 2007
UBS
Marcel Ospel, Chairman
Marcel Rohner, Chief Executive Officer

UBS Results
Results
UBS reported a net loss attributable to UBS shareholders ("attributable loss") of CHF 830 million in third quarter 2007, down from a profit of CHF 2,199 million in the same period a year earlier. The attributable loss from continuing operations was CHF 919 million. Financial businesses contributed CHF 1,086 million to the third quarter attributable loss.
Initiatives and achievements
UBS Securities expands in China
In August 2007, the six trading outlets of UBS Securities, a joint venture affiliated with a number of Chinese partners, started operations in Beijing, Shanghai, Guangzhou and Shenzhen to serve the local wealth management needs of China's high net-worth individuals. The outlets will offer advisory and brokerage services of listed Chinese equities, bonds and open-ended funds. After receiving the appropriate licenses, UBS Securities also intends to provide insurance products, derivatives and structured products. All products will be denominated in RMB yuan and aligned to local conditions and standards.
The outlets in China will provide the business with access to a significant portion of China's wealthy citizens. UBS holds a 20% stake in UBS Securities.

UBS Global Warming Index launched
Earlier this year, the Investment Bank launched the UBS Global Warming Index (UBS-GWI). The UBS-GWI is a tradable benchmark for global investments in the weather derivatives market and, as such, is the first weather index designed to reflect the current needs of the investment community. It provides a rational and simple way to obtain exposure to the weather as an asset class.
The UBS-GWI is constructed using liquid, actively traded Heating Degree Day (HDD) and Cooling Degree Day (CDD) weather futures contracts. HDD and CDD weather futures contracts settle on the difference between the average daily temperature and a given base temperature. Currently, the index is composed of weather futures contracts of 15 US cities traded on the Chicago Mercantile Exchange (CME) although there is no limit to the number of cities that could be included in the Index. To be eligible for inclusion, the volume of futures traded for any given city must represent 1% or more of the total weather derivatives contracts traded on the CME. It is anticipated that cities from Europe and Asia will join the index in the medium term. A UBS-GWI Governance committee will meet annually to determine the composition and the weighting of the UBS-GWI index, which is currently composed of four US regional sub-indices: Northeast, Midwest, West and South.
Although there has been a dramatic increase in weather derivatives volumes over the course of the last few years, traded products using weather remain inaccessible to the vast majority of the financial community. UBS's new Global Warming Index, and hybrid structured products derived from it, should help to create a mainstream market in weather investing for the first time, providing a simple way for a broader range of institutional and private investors to gain exposure to the weather as an additional asset class, as well as for industries exposed to the whims of weather - such as agriculture, tourism and construction - to hedge their risk.

UBS Performance Indicators

	Year to date
	30.9.07	30.6.07	30.9.06
RoE (%) [1]
as reported	21.5	33.6	27.6
from continuing operations	20.7	33.0	26.0
	Quarter ended			Year to date
	30.9.07	30.6.07	30.9.06	30.9.07	30.9.06
Diluted EPS (CHF) [2]
as reported	(0.44)	2.82	1.07	4.05	4.28
from continuing operations	(0.49)	2.69	1.07	3.87	4.04
Cost / income ratio of the financial businesses (%) [3,4]	115.2	62.0	73.8	73.7	69.4
Net new money, financial businesses (CHF billion) [5]	38.3	34.0	41.9	125.1	126.2

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 2 Details of the EPS calculation can be found in note 8 to the financial statements. 3 Excludes results from industrial holdings. 4 Operating expenses / operating income less credit loss expense or recovery. 5 Excludes interest and dividend income.

Performance indicators
We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. All are calculated based on results from continuing operations. The first two of our four indicators, return on equity and diluted earnings per share, are calculated on a full UBS basis. The cost / income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators in third quarter 2007 show:
– annualized return on equity for the first nine months of 2007 of 20.7%, down from 26.0% for the same period a year earlier. Substantial losses in our Investment Bank were only partially offset by post-tax gains of CHF 1,926 million from the sale of our stake in Julius Baer in second quarter 2007. Excluding this gain, and the costs related to the closure of DRCM (post-tax CHF 229 million) in second quarter 2007, annualized return on equity for the first nine months of 2007 would have been 17.2%.
– negative diluted earnings per share of CHF 0.49, compared with positive CHF 1.07 in third quarter 2006.
– a cost / income ratio in our financial businesses of 115.2%, significantly up from 73.8% in the same quarter last year.
– net new money of CHF 38.3 billion in third quarter 2007, down from CHF 41.9 billion in the same period a year earlier. The wealth management units recorded inflows of CHF 40.2 billion this quarter, up from CHF 26.8 billion in third quarter 2006. Inflows in the international and Swiss wealth management business rose by CHF 11.7 billion to CHF 35.1 billion, with strong contributions from all regions. Net new money in European wealth management was a record CHF 7.3 billion in third quarter 2007, up from CHF 2.7 billion in third quarter a year earlier, reflecting stronger contributions from all markets except Italy. Inflows into our domestic wealth management business in the US were CHF 5.1 billion in third quarter, up from CHF 3.4 billion a year earlier as we saw inflows from new clients, driven by an increased number of financial advisors. The asset management business saw a CHF 2.8 billion net outflow in total for the institutional and the wholesale intermediary business, sharply down from the strong inflow of CHF 15.5 billion a year earlier. The institutional clients business suffered from outflows in certain underperforming equity mandates, which were partly offset by inflows into alternative and quantitative investments as well as multi-assets. We experienced outflows from fixed income funds in our wholesale intermediary business, which were only partly offset by inflows into other asset classes. The Swiss retail banking business recorded net new money inflows of CHF 0.9 billion in third quarter compared with an outflow of CHF 0.4 billion in the same period a year earlier, mainly due to higher inflows from existing clients.

Net new money [1]
	Quarter ended			Year to date
CHF billion	30.9.07	30.6.07	30.9.06	30.9.07	30.9.06
Wealth Management International & Switzerland	35.1	32.7	23.4	101.7	78.6
Wealth Management US	5.1	2.5	3.4	18.5	13.0
Business Banking Switzerland	0.9	0.8	(0.4)	4.4	2.9
Global Wealth Management & Business Banking	41.1	36.0	26.4	124.6	94.5
Institutional	(1.2)	(2.5)	12.6	(1.0)	24.6
Wholesale Intermediary	(1.6)	0.5	2.9	1.5	7.1
Global Asset Management	(2.8)	(2.0)	15.5	0.5	31.7
UBS	38.3	34.0	41.9	125.1	126.2
1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.9.07	30.6.07	30.9.06	30.6.07	30.9.06
Wealth Management International & Switzerland	1,297	1,280	1,086	1	19
Wealth Management US	870	898	811	(3)	7
Business Banking Switzerland	165	167	159	(1)	4
Global Wealth Management & Business Banking	2,332	2,345	2,056	(1)	13
Institutional	557	552	484	1	15
Wholesale Intermediary	376	368	339	2	11
Global Asset Management	933	920	823	1	13
UBS	3,265	3,265	2,879	0	13

Financial Businesses Results

Income statement [1]
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06

Continuing operations
Interest income	28,339	29,011	22,611	(2)	25	83,292	62,996
Interest expense	(26,676)	(28,182)	(20,773)	(5)	28	(79,492)	(58,000)
Net interest income	1,663	829	1,838	101	(10)	3,800	4,996
Credit loss (expense) / recovery	(15)	14	14			0	135
Net interest income after credit loss expense	1,648	843	1,852	95	(11)	3,800	5,131
Net fee and commission income	7,864	8,099	6,095	(3)	29	23,359	18,746
Net trading income	(3,546)	4,121	2,423			5,110	9,917
Other income	203	2,588	92	(92)	121	2,898	1,105
Total operating income	6,169	15,651	10,462	(61)	(41)	35,167	34,899
Cash components	4,239	6,365	4,814	(33)	(12)	16,886	15,844
Share-based components[2]	551	755	523	(27)	5	1,833	1,630
Total personnel expenses	4,790	7,120	5,337	(33)	(10)	18,719	17,474
General and administrative expenses	1,999	2,266	2,036	(12)	(2)	6,165	5,694
Services (to) / from other business units	(39)	(78)	(3)	50		(119)	(8)
Depreciation of property and equipment	311	323	315	(4)	(1)	934	881
Amortization of intangible assets	62	64	30	(3)	107	210	96
Total operating expenses	7,123	9,695	7,715	(27)	(8)	25,909	24,137
Operating profit from continuing operations before tax	(954)	5,956	2,747			9,258	10,762
Tax expense	14	647	529	(98)	(97)	1,632	2,282
Net profit from continuing operations	(968)	5,309	2,218			7,626	8,480

Discontinued operations
Profit from discontinued operations before tax	0	(1)	4	100	(100)	7	4
Tax expense	0	(260)	0	100		(258)	0
Net profit from discontinued operations	0	259	4	(100)	(100)	265	4

Net profit	(968)	5,568	2,222			7,891	8,484
Net profit attributable to minority interests	118	157	104	(25)	13	378	286
from continuing operations	118	157	104	(25)	13	378	286
from discontinued operations	0	0	0			0	0
Net profit attributable to UBS shareholders	(1,086)	5,411	2,118			7,513	8,198
from continuing operations	(1,086)	5,152	2,114			7,248	8,194
from discontinued operations	0	259	4	(100)	(100)	265	4

Additional information
Personnel (full-time equivalents)	83,814	81,557	75,593	3	11
1 Excludes results from industrial holdings. 2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Results
The net loss attributable to UBS shareholders from continuing operations (“attributable loss”) in third quarter 2007 was CHF 1,086 million, down from a profit of CHF 2,114 million in the same period a year earlier.
     The negative performance in third quarter 2007 reflected substantial losses in our Investment Bank’s fixed income, currencies and commodities business (FICC).
Operating income
Total operating income was CHF 6,169 million in third quarter 2007, down 41% from the same quarter a year earlier.
     Net interest income was CHF 1,663 million in third quarter 2007, a decline of 10% from CHF 1,838 million a year earlier. Net trading income fell to negative CHF 3,546 million this quarter from positive CHF 2,423 million in third quarter 2006.
     As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Net interest income	1,663	829	1,838	101	(10)	3,800	4,996
Net trading income	(3,546)	4,121	2,423			5,110	9,917
Total net interest and trading income	(1,883)	4,950	4,261			8,910	14,913
Breakdown by businesses
Net income from trading businesses [1]	(3,938)	3,106	2,731			3,310	10,049
Net income from interest margin businesses	1,581	1,546	1,422	2	11	4,593	4,229
Net income from treasury activities and other	474	298	108	59	339	1,007	635
Total net interest and trading income	(1,883)	4,950	4,261			8,910	14,913
1 Includes lending activities of the Investment Bank.

     Net income from trading businesses, at a negative CHF 3,938 million in third quarter 2007, was down from a positive CHF 2,731 million a year ago. We recorded substantial losses in our Investment Bank in the context of severe market dislocations experienced during the quarter. Revenues in equities were heavily impacted by sharp drops in income from proprietary trading and the equities cash business. This was partially offset by growing revenues in other areas. Derivatives remained very strong, posting higher revenues in all regions on rising structured products revenues. Our prime services (prime brokerage and exchange-traded derivatives) posted very good results, driven by an increased client base and higher average client balances and volumes. The fixed income, currencies and commodities businesses lost money in the quarter. The rates business recorded significant losses in mortgage-backed and asset-backed securities, driven by markdowns in the collateralized debt obligation (CDO) portfolio and our residential mortgage trading business. Widening spreads on mortgage-related products also led to weakness in proprietary positions in our securitized products business. Credit fixed income recorded losses in US proprietary credit trading. Credit default swaps, which hedge certain loan exposures, recorded gains of CHF 140 million, compared with losses of CHF 61 million a year earlier. In the money markets, currencies and commodities (MCC) business, we recorded losses and markdowns in a portfolio that invested excess liquidity in AAA-rated asset-backed securities, mortgage-backed securities and commercial paper. Leveraged finance positions were also written down, albeit to a smaller extent. Despite the large losses, certain areas of FICC posted positive results. In the rates business, both the flow derivatives and government bonds businesses recorded strong client revenues and in the MCC business we saw a record result in our client-facing distribution business. Municipal securities recorded lower results as increasing yields drove issuers to the sideline. Commodities revenues declined due to a reduction in own trading positions, as well as low market volatility during the summer months, which led to decreased client flow in the power and gas markets. This, however, was partly offset by strong revenue growth in precious metals, crude oil and structured products.
     Net income from interest margin businesses, at CHF 1,581 million in third quarter 2007, rose 11% or CHF 159 million from CHF 1,422 million a year ago. The improvement reflected an increase in spreads for Swiss, euro and US dollar deposits and growth in wealth management’s collateralized lending business. The wealth management business in the US also benefited from increased levels of deposits.
     At CHF 474 million, net income from treasury and other activities in third quarter 2007 increased significantly from CHF 108 million a year earlier. Cash flow hedges that were not fully effective generated a substantial increase in income due to drastic steepening of the Swiss franc yield curve. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products) positively affected income as well. In addition, we saw interest income rise as a result of the growth in our capital base and experienced higher gains on currency options hedging UBS’s US dollar exposure from future earnings.

In third quarter 2007, net fee and commission income was CHF 7,864 million, rising 29% from CHF 6,095 million a year earlier. Improvements were seen in nearly all fee categories. Underwriting fees, at CHF 857 million, were up 19% from CHF 722 million in the year-earlier quarter. The equity underwriting business rose 91% to CHF 557 million, driven by market share gains globally. Debt underwriting fees (down 30% at CHF 300 million) were affected by market turbulence in the US, negatively impacting the performance in global syndicated finance and debt capital markets. At CHF 841 million, M&A and corporate finance fees in third quarter 2007 increased 62% from CHF 519 million a year earlier as UBS grew its share of the fee pool in Americas and Europe regions in an active merger and acquisition market. Net brokerage fees were CHF 2,069 million, up 52% from CHF 1,364 million in third quarter 2006, mainly reflecting a significant increase in client activity and higher fees from our exchange-traded derivatives, which were positively impacted by the acquisition of ABN AMRO’s global futures and options business in 2006. Invested asset levels benefited from strong net new money inflows and higher markets, driving invested asset levels to a record high. This drove investment fund fees up 34% (CHF 1,876 million compared with CHF 1,401 million a year ago) from both UBS and third-party mutual funds. Investment fund fees from Banco Pactual, acquired at the end of 2006, also contributed to investment fund fees for the first time in a third quarter. Portfolio and other management fees increased 22% to CHF 1,990 million in third quarter 2007 from CHF 1,629 million a year earlier, mainly driven by the larger asset base.
     Other income increased by 121% to CHF 203 million in third quarter 2007 from CHF 92 million in the same period a year ago. This was due to gains from the sale of our shares in the Chicago Mercantile Exchange, as well as income from the sale of other financial investments.
Operating expenses
Total operating expenses were CHF 7,123 million in third quarter 2007, down 8% from CHF 7,715 million a year earlier, mainly reflecting decreased performance-related personnel expenses.
     Personnel expenses were CHF 4,790 million in third quarter 2007, down from CHF 5,337 million a year earlier. Cash components declined 12%, driven by lower performance-related accruals in the Investment Bank due to the trading losses this quarter. We manage personnel expenses on a full-year basis, with the final determination of annual performance-related payments in fourth quarter. This year, in the Investment Bank, we intend to pay a higher proportion of bonuses in the form of share-based compensation — especially to senior management in order to ensure alignment of their interests with our strategic goals.
     Compared with third quarter 2006, salary expenses rose, reflecting acquisitions and the additional hiring of new employees across the firm in support of our group-wide business expansion.
     Expenses for share-based compensation were up 5%, reflecting accelerated amortization of deferred compensation awarded to former senior managers while employed at UBS. In addition, increased share-based compensation as well as higher share price and option fair value for grants in 2006 and 2007 compared with 2005 also resulted in increased amortization.
     At CHF 1,999 million in third quarter 2007, general and administrative expenses decreased CHF 37 million from CHF 2,036 million in the same period a year ago. The main reason for the decline was a provision recorded in third quarter 2006 related to a long-term lease of an office building in New Jersey. The reduction was partially offset by increased IT and other outsourcing costs, primarily in the Investment Bank and the Global Wealth Management & Business Banking business groups. The expansion of UBS’s business and the related increase in personnel drove administration costs, as well as expenditures for occupancy and travel and entertainment, higher. Compared with second quarter 2007, total general and administrative costs were down 12% or CHF 267 million, with declines in almost all cost lines.
     Depreciation was CHF 311 million in third quarter 2007, down CHF 4 million from a year ago, mainly due to lower costs related to IT and communication equipment, partially offset by an increase in occupancy reflecting business expansion.
     At CHF 62 million, amortization of intangible assets rose 107% from CHF 30 million a year ago, mainly related to the acquisition of Pactual, and to a lesser extent, the inclusion of Piper Jaffray and ABN AMRO’s global futures and options business.
Tax
In third quarter 2007, we incurred a tax expense of CHF 14 million, and a tax expense for the year to date of CHF 1,632 million, leading to an effective year to date tax rate of 17.6%. In 2006, the full-year rate was 19.1%. The tax charge for third quarter reflects the fact that deferred tax asset valuation allowances have been recognized for part of the losses incurred in third quarter. We believe that the tax rate for full-year 2007 is likely to be in the same region as last year’s full-year rate.

Business Group performance from continuing operations before tax
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Wealth Management International & Switzerland	1,616	1,543	1,226	5	32	4,660	3,785
Wealth Management US	181	161	43	12	321	513	408
Business Banking Switzerland	591	637	568	(7)	4	1,800	1,759
Global Wealth Management & Business Banking	2,388	2,341	1,837	2	30	6,973	5,952
Global Asset Management	369	66[1]	284	459	30	839[1]	992
Investment Bank	(3,680)	1,815	1,083			(64)	4,587
Corporate Center	(31)	1,734[2]	(457)		93	1,510[2]	(769)
Financial Businesses	(954)	5,956	2,747			9,258	10,762
1 Includes costs related to the closure of DRCM (CHF 384 million, pre-tax). 2 Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).

Personnel
The number of personnel in our financial businesses was 83,814 on 30 September 2007, up 2,257 compared with second quarter 2007, with staff levels increasing mainly in the Investment Bank and the wealth management businesses.
     The international and Swiss wealth management business added 724 people (of whom 287 were client advisors) compared with second quarter 2007. Much of the increase was in Asia Pacific, Switzerland and Europe, where our business continued to grow particularly quickly. We added 177 new client advisors internationally and 110 in Switzerland. In our US wealth management business, financial advisor levels increased by 193, reflecting a new trainee program as well as the hiring of experienced financial advisors. Non-financial advisor staff in the business fell, mainly reflecting the reduction of personnel in IT. The number of personnel in Business Banking Switzerland was up by 317, largely due to the annual hiring of secondary school graduates as apprentices.
     The number of employees in our Investment Bank rose by 533, with increases largely driven by the annual intake of graduate hires in third quarter.
     Staff levels in Global Asset Management were up due to the Hana Asset Management acquisition, partially offset by declines related to the closure of DRCM.
Corporate Center staff was up by 456, mainly due to increased personnel in the India Service Centre as well as in IT Infrastructure in support of business growth.

Personnel
	As of			% change from
Full-time equivalents (FTE)	30.9.07	30.6.07	30.9.06	30.6.07	30.9.06
Switzerland	27,863	27,315	26,736	2	4
Rest of Europe / Middle East / Africa	13,702	13,355	12,235	3	12
Americas	32,422	31,933	29,630	2	9
Asia Pacific	9,827	8,954	6,992	10	41
Total	83,814	81,557	75,593	3	11

Fair value disclosure of options and shares granted
The fair value of shares granted up to and including third quarter 2007 was CHF 2,035 million, up 6% from CHF 1,926 million granted in first half 2007. This was also higher than the grant total of CHF 1,858 million for full-year 2006. The year on year increase is primarily driven by higher performance-based compensation in the respective performance years rising with earnings and also reflects an increased proportion of bonus being delivered in the form of shares.
     The fair value of options granted in the first nine months of 2007 was CHF 471 million, down from CHF 536 million in the same period a year ago. The decrease reflects a 2% drop in the number of options granted and a lower fair value per option. The lower average fair value reflects changes in market parameters.
     Most share-based compensation is granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares are matched with option awards each quarter. These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Risk Management and Control
Credit risk
In the context of turbulent markets during third quarter, the Investment Bank recorded a credit loss expense, as opposed to the recoveries recorded in previous quarters. This was, however, partially offset by credit loss recoveries in Global Wealth Management & Business Banking.
For UBS as a whole, the credit loss expense amounted to CHF 15 million in third quarter 2007, compared with net recoveries of CHF 14 million in both second quarter 2007 and third quarter 2006. Global Wealth Management & Business Banking reported a net recovery of CHF 11 million in third quarter 2007, after net recoveries of CHF 11 million in second quarter 2007 and CHF 8 million in third quarter 2006. The Investment Bank suffered a credit loss expense of CHF 26 million in third quarter 2007, after net recoveries of CHF 3 million in second quarter 2007 and CHF 6 million in third quarter 2006.

Credit loss (expense) / recovery
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Global Wealth Management & Business Banking	11	11	8	0	38	43	98
Investment Bank	(26)	3	6			(43)	37
UBS	(15)	14	14			0	135

Our gross lending portfolio was CHF 403 billion on 30 September 2007, up from CHF 393 billion on 30 June 2007. In Global Wealth Management & Business Banking, the gross lending portfolio rose by CHF 6 billion to CHF 248 billion on 30 September 2007, mainly on higher secured lending by our international wealth management units. In the Investment Bank, the gross lending portfolio was CHF 154 billion, up from CHF 150 billion on 30 June 2007.
The ratio of the impaired lending portfolio to total gross lending portfolio remained unchanged at 0.6% in third quarter 2007. The level of the impaired lending portfolio was CHF 2,586 million in third quarter, up 11% from CHF 2,330 million last quarter, reversing the trend seen in previous quarters. The increase is principally attributable to one loan by the Investment Bank to a UK residential mortgage originator. The loan is secured on a pool of residential mortgages, which we assess to be of good quality. This is reflected in the increase in the estimated liquidation proceeds of collateral for impaired loans in the table below.

Allowances and provisions for credit losses
CHF million	Wealth Management International & Switzerland		Wealth Management US		Business Banking Switzerland		Global Wealth Management & Business Banking		Investment Bank		Others [1]		UBS
As of	30.9.07	30.6.07	30.9.07	30.6.07	30.9.07	30.6.07	30.9.07	30.6.07	30.9.07	30.6.07	30.9.07	30.6.07	30.9.07	30.6.07
Due from banks	242	223	1,165	838	5,851	5,216	7,258	6,277	51,062	50,911	694	440	59,014	57,628
Loans	84,333	79,083	17,219	17,728	139,545	138,947	241,097	235,758	102,493	99,226	283	109	343,873	335,093
Total lending portfolio, gross [2]	84,575	79,306	18,384	18,566	145,396	144,163	248,355	242,035	153,555	150,137	977	549	402,887[3]	392,721[3]
Allowances for credit losses	(11)	(10)	0	(10)	(999)	(1,059)	(1,010)	(1,079)	(97)	(97)	0	0	(1,107)	(1,176)
Total lending portfolio, net	84,564	79,296	18,384	18,556	144,397	143,104	247,345	240,956	153,458	150,040	977	549	401,780[3]	391,545[3]
Impaired lending portfolio, gross	4	4	0	10	2,012	2,181	2,016	2,195	570	135	0	0	2,586	2,330
Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0	(786)	(861)	(786)	(861)	(465)	(17)	0	0	(1,251)	(878)
Impaired lending portfolio, net of collateral	4	4	0	10	1,226	1,320	1,230	1,334	105	118	0	0	1,335	1,452
Allocated allowances for impaired lending portfolio	4	4	0	10	973	1,032	977	1,046	97	97	0	0	1,074	1,143
Other allowances and provisions	7	6	0	0	91	95	98	101	22	4	0	0	120	105
Total allowances and provisions for credit losses	11	10	0	10	1,064	1,127	1,075	1,147	119	101	0	0	1,194	1,248

Ratios
Allowances and provisions as a % of total lending portfolio, gross	0.0	0.0	0.0	0.1	0.7	0.8	0.4	0.5	0.1	0.1	0.0	0.0	0.3	0.3
Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.1	1.4	1.5	0.8	0.9	0.4	0.1	0.0	0.0	0.6	0.6
Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	0.0	100.0	48.4	47.3	48.5	47.7	17.0	71.9	0.0	0.0	41.5	49.1
Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	0.0	100.0	79.4	78.2	79.4	78.4	92.4	82.2	0.0	0.0	80.4	78.7
1 Includes Global Asset Management and Corporate Center. 2 Excludes loans designated at fair value. 3 Excludes CHF 49 million and CHF 67 million gross loans from industrial holdings for the quarters ended 30 September 2007 and 30 June 2007.

Market risk
The problems which surfaced in the US sub-prime mortgage market in the first two quarters spilled over into markets more broadly from late July through August. Credit markets saw a "flight to quality". Rapid de-leveraging by some market participants resulted in intra-market dislocations, particularly in equities, and central banks intervened to counter the general drying up of liquidity. Primary market activity was minimal for most of August and, while the equity and corporate debt markets had broadly recovered by quarter end, the securitization market remained closed. Against this background, credit spreads on the highest rated (AAA) home equity products reached unprecedented levels with associated increases in volatility, and there was severe dislocation between cash and derivatives sectors. While moves in other markets were within historical ranges, there was an increase in volatility compared with the most recent periods of relatively benign conditions.
Investment Bank Value at Risk (VaR-10-day, 99% confidence based on 5 years of historical data) ended the quarter at CHF 676 million, up from CHF 454 million at the prior period end, mainly driven by increased market volatility. The largest contributor to Investment Bank VaR at quarter end was credit spread on mortgage-related positions.
Average 10-day VaR, by contrast, was lower at CHF 447 million compared with CHF 520 million in second quarter. The change in market conditions, which began in August, is only partly reflected in third quarter average VaR - the full impact will not be felt until fourth quarter.
"Backtesting" compares 1-day VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day (excluding intraday trading revenues, fees and commissions). In the first histogram on the left below, daily backtesting revenues are shown alongside full revenues for the 12 months ended in September 2007. In the second histogram we compare the daily backtesting revenues with the corresponding VaR over the same 12-month period, for days when the backtesting revenues are negative. When backtesting revenues are negative and greater than the previous day's VaR, a "backtesting exception" occurs.

In third quarter we suffered our first backtesting exceptions - 16 in total - since 1998. Given market conditions in the period, the occurrence of backtesting exceptions is not surprising. Moves in some key risk factors were very large, well beyond the maximum level expected statistically with 99% confidence. Some of the negative backtesting revenues resulted from ‘jump events' which reflect either a step change in market conditions, such as the mass downgrade of highly rated home equity-related securities, or the cumulative impact over several days or weeks of new information and change of conditions in markets with diminished liquidity. Since VaR is derived from historical market data, it is not expected to predict the losses seen in unusual stressed conditions of this type - which is why we do not rely on VaR alone but, rather, on a wider framework including stress loss measures and other controls. As always, however, we learn from experience and especially from extreme events, such as we have seen this quarter. Consistent with our philosophy of continuous improvement, we are reviewing all aspects of market risk measures and processes to further strengthen the framework, including stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures.
Average VaR for UBS as a whole decreased to CHF 444 million from CHF 518 million in the previous quarter. Once again, Corporate Center exposures have tended to provide some offset to Investment Bank positions, and UBS VaR was slightly lower than Investment Bank VaR on a number of occasions.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Quarter ended 30.9.07				Quarter ended 30.6.07
CHF million	Min.	Max.	Average	30.9.07	Min.	Max.	Average	30.6.07
Business Groups
Investment Bank[1]	291	766	447	676	345	718	520	454
Global Asset Management	3	4	3	4	2	5	3	3
Global Wealth Management & Business Banking	2	4	3	3	2	3	3	3
Corporate Center	10	60	21	21	11	34	21	11
Diversification effect	[2]	[2]	(30)	(40)	[2]	[2]	(29)	(16)
Total	288	772	444	664	342	728	518	455
1 Includes UBS risk managed by Dillon Read Capital Management up to 2 May 2007 and risk transferred from Dillon Read Outside Investor Fund from 3 May 2007. 2 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Quarter ended 30.9.07				Quarter ended 30.6.07
CHF million, except where indicated	Min.	Max.	Average	30.9.07	Min.	Max.	Average	30.6.07
Risk type
Equities	147	415	227	169	163	313	228	272
Interest rates	269	758	387	690	281	630	405	327
Foreign exchange	9	57	28	27	11	48	26	12
Energy, metals and commodities	37	90	62	52	24	67	47	54
Diversification effect	[1]	[1]	(257)	(262)	[1]	[1]	(186)	(211)
Total	291	766	447	676	345	718	520	454
Diversification effect (%)			(37)	(28)			(26)	(32)
1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)[1]
	Quarter ended 30.9.07				Quarter ended 30.6.07
CHF million	Min.	Max.	Average	30.9.07	Min.	Max.	Average	30.6.07
Investment Bank[2]	130	217	159	156	128	201	167	192
UBS	128	216	159	154	130	201	167	193
1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. 2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 155 million in third quarter 2007 and CHF 163 million in second quarter 2007.

Operational risk
Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today's environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS's principal risk classes.
We continue to place great importance on our operational risk framework, with the aim of containing the levels of risk, and ensuring that we have sufficient information to make informed decisions about additional or adjusted controls.
Many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.
Positions related to the US sub-prime residential mortgage market
For UBS, the area most severely affected by the market dislocation in third quarter 2007 was the inventory of securities related to the US sub-prime residential mortgage market. When these positions - which are sizeable - were taken, we entered into partial hedges designed to mitigate risk in normal and volatile market conditions. The deterioration of this sector in third quarter, however, was more severe and sudden than any such event in recent market history. The securitized credit markets became illiquid and UBS’s positions, including securities with high credit ratings, lost substantial value. The valuations applied by UBS in its balance sheet on 30 September 2007 reflect the weakness in the US housing and mortgage market during the quarter. Net losses during the quarter in the books with these positions were USD 4.4 billion (CHF 5.3 billion), made up of gross losses of USD 5.6 billion (CHF 6.7 billion) offset by gains on hedges of USD 1.2 billion (CHF 1.4 billion).
Where possible, holdings are marked at the quoted market price (also known as “level 1” inputs in accounting terminology). For the positions related to the US sub-prime market, this was and is still not possible in present market conditions. UBS therefore mostly uses valuation techniques based on “observable inputs” derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data (“level 2” inputs). For positions where observable reference data is not available UBS uses econometric models with non market observable (“level 3”) inputs.
The inputs to these econometric models principally comprise remittance data from mortgage service companies. These are received towards the end of each month and relate to the preceding month’s cash flows on the mortgages underlying the relevant mortgage-backed securities. Our models assess the level of risk in the underlying mortgage portfolio and estimate the fair value of the positions we hold. Although our models are proprietary and there is no single market standard model, our approach is similar to that used by other market participants. Our models are calibrated to transactions in similar instruments and are reviewed and updated from time to time. They do not necessarily contain sentiment or predictions that are implicit in active, liquid, level 1 transactions. Such models have inherent limitations, and different assumptions and inputs would generate different views.
UBS’s main remaining positions at end September 2007 included:
- holdings of sub-prime residential mortgage-backed securities (RMBS). These consist overwhelmingly of presently AAA-rated tranches, of which around 80% have an expected weighted average life of less than three years. Following this quarter’s writedowns, the net exposure was USD 16.8 billion (CHF 19.5 billion).
- about USD 1.8 billion (CHF 2.1 billion) net exposure to collateralized debt obligations (CDOs) held in warehouse lines and retained after securitizations. Most of the securities are currently rated investment grade, predominantly AAA, with the majority having an expected weighted average life of less than five years.
- positions in super seniors, meaning AAA-rated tranches of CDOs. Super senior CDO debt ranks above other AAA tranches of the same issue in the event of default. The aggregate notional values of these securities are USD 20.2 billion (CHF 23.4 billion), although this does not necessarily indicate the risk exposure of this portfolio. These securities have a range of subordination levels, maturities and rights in the event of default. These positions are valued using level 3 methodology.
The value of all these holdings in the future will, naturally, depend on developments in the underlying mortgage pools, changing loss assumptions, model enhancements and on the credit rating of the securities in question. UBS continues to manage, trade and hedge these positions as market conditions permit.

Global Wealth Management & Business Banking
Global Wealth Management & Business Banking's pre-tax profit was a record CHF 2,388 million in third quarter 2007, an increase of CHF 47 million, or 2%, from second quarter 2007. Pre-tax profit for the international and Swiss wealth management businesses, at an all-time high of CHF 1,616 million, was up 5% from second quarter. Wealth Management US's pre-tax profit was CHF 181 million, up 12% from second quarter. In US dollar terms, it rose 14% to a record USD 151 million. Net new money inflows from the wealth management businesses were CHF 40.2 billion in third quarter, up 14% from last quarter. Business Banking Switzerland's pre-tax profit was CHF 591 million, down 7% from the second quarter.

Business Group reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Income	6,303	6,246	5,295	1	19	18,510	16,109
Adjusted expected credit loss[1]	39	49	36	(20)	8	138	122
Total operating income	6,342	6,295	5,331	1	19	18,648	16,231
Cash components	2,705	2,650	2,200	2	23	7,950	6,768
Share-based components[2]	85	101	72	(16)	18	268	224
Total personnel expenses	2,790	2,751	2,272	1	23	8,218	6,992
General and administrative expenses	778	816	854	(5)	(9)	2,306	2,253
Services (to) / from other business units	306	308	292	(1)	5	915	823
Depreciation of property and equipment	62	58	60	7	3	172	167
Amortization of intangible assets	18	21	16	(14)	13	64	44
Total operating expenses	3,954	3,954	3,494	0	13	11,675	10,279
Business Group performance before tax	2,388	2,341	1,837	2	30	6,973	5,952

KPI
Cost / income ratio (%)[3]	62.7	63.3	66.0			63.1	63.8

Capital return and BIS data
Return on allocated regulatory capital (%)[4]						41.2	38.8
BIS risk-weighted assets	170,048	171,642	156,222	(1)	9
Goodwill and excess intangible assets[5]	5,892	6,033	5,709	(2)	3
Allocated regulatory capital[6]	22,897	23,197	21,331	(1)	7

Additional information
Invested assets (CHF billion)	2,332	2,345	2,056	(1)	13
Net new money (CHF billion)[7]	41.1	36.0	26.4			124.6	94.5
Client assets (CHF billion)	3,616	3,643	3,229	(1)	12
Personnel (full-time equivalents)	50,679	49,554	47,243	2	7
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Operating expenses / income. 4 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 7 Excludes interest and dividend income.

Wealth Management International & Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Income	3,322	3,202	2,618	4	27	9,595	8,007
Adjusted expected credit loss[1]	(7)	(6)	(7)	17	0	(21)	(22)
Total operating income	3,315	3,196	2,611	4	27	9,574	7,985
Cash components	978	927	720	6	36	2,790	2,281
Share-based components[2]	33	42	41	(21)	(20)	110	101
Total personnel expenses	1,011	969	761	4	33	2,900	2,382
General and administrative expenses	265	261	224	2	18	758	645
Services (to) / from other business units	398	396	377	1	6	1,175	1,107
Depreciation of property and equipment	24	23	21	4	14	67	60
Amortization of intangible assets	1	4	2	(75)	(50)	14	6
Total operating expenses	1,699	1,653	1,385	3	23	4,914	4,200
Business Unit performance before tax	1,616	1,543	1,226	5	32	4,660	3,785

KPIs
Invested assets (CHF billion)	1,297	1,280	1,086	1	19
Net new money (CHF billion)[3]	35.1	32.7	23.4			101.7	78.6
Gross margin on invested assets (bps)[4]	103	103	100	0	3	104	104
Cost / income ratio (%)[5]	51.1	51.6	52.9			51.2	52.5
Cost / income ratio excluding the European wealth management business (%)[5]	47.7	47.6	48.7			47.3	48.3
Client advisors (full-time equivalents)	5,629	5,342	4,586	5	23
Client advisor productivity
Revenues per advisor (CHF thousand)[6]	606	616	581	(2)	4	1,848	1,837
Net new money per advisor (CHF thousand)[7]	6,399	6,293	5,197			19,586	18,034
Invested assets per advisor (CHF thousand)[8]	234,892	238,356	233,537	(1)	1

International clients
Income	2,524	2,422	1,917	4	32	7,220	5,836
Invested assets (CHF billion)	1,010	992	815	2	24
Net new money (CHF billion)[3]	33.3	30.1	21.3			92.8	71.9
Gross margin on invested assets (bps)[4]	101	102	97	(1)	4	102	101

European wealth management (part of international clients)
Income	315	290	250	9	26	887	738
Invested assets (CHF billion)	168	163	138	3	22
Net new money (CHF billion)[3]	7.3	2.6	2.7			15.3	16.4
Client advisors (full-time equivalents)	1,031	987	845	4	22
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Income (annualized as applicable) / average invested assets. 5 Operating expenses / income. 6 Income / average number of client advisors. 7 Net new money / average number of client advisors. 8 Average invested assets / average number of client advisors.

	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06

Swiss clients
Income	798	780	701	2	14	2,375	2,171
Invested assets (CHF billion)	287	288	271	0	6
Net new money (CHF billion)[1]	1.8	2.6	2.1			8.9	6.7
Gross margin on invested assets (bps)[2]	111	109	106	2	5	111	111

Capital return and BIS data
Return on allocated regulatory capital (%)[3]						80.8	80.2
BIS risk-weighted assets	65,375	61,900	50,180	6	30
Goodwill and excess intangible assets[4]	1,778	1,764	1,604	1	11
Allocated regulatory capital[5]	8,316	7,954	6,622	5	26

Additional information
Recurring income[6]	2,498	2,368	2,059	5	21	7,133	5,997
Client assets (CHF billion)	1,650	1,619	1,368	2	21
Personnel (full-time equivalents)	15,404	14,680	13,132	5	17
1 Excludes interest and dividend income. 2 Income (annualized as applicable) / average invested assets. 3 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 6 Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators
Net new money in third quarter 2007 was a record CHF 35.1 billion, up from CHF 32.7 billion in second quarter. The international clients area reported inflows of CHF 33.3 billion, up from CHF 30.1 billion, with strong contributions from all regions. The Swiss clients area showed an inflow of CHF 1.8 billion, down from CHF 2.6 billion in second quarter.
Inflows for the first nine months of 2007 totaled CHF 101.7 billion, reflecting an annualized net new money intake rate of 12% of the underlying asset base at year-end 2006, with positive contributions coming from all markets.

Invested assets on 30 September 2007 were CHF 1,297 billion, up CHF 17 billion, or 1%, from 30 June. Strong inflows of net new money more than offset the decline of the US dollar against the Swiss franc (36% of our invested assets are denominated in US dollars) and lower European equity markets. The level of invested assets managed by the international clients area exceeded the CHF 1,000 billion level for the first time this quarter. At the same time, we broke the CHF 200 billion barrier for invested assets in Asia Pacific.

In third quarter 2007, the gross margin on invested assets was 103 basis points, the same level as a quarter earlier. Recurring income made up 78 basis points of the margin, up 2 basis points from second quarter, while non-recurring income comprised 25 basis points, down 2 basis points.

In third quarter 2007, the cost / income ratio was 51.1%, down 0.5 percentage points from second quarter, with income rising at a higher pace than expenses. Excluding the European wealth management business, the cost / income ratio in third quarter 2007 was 47.7%, up marginally from 47.6% in second quarter.

European wealth management
The inflow of net new money was CHF 7.3 billion in third quarter 2007, up from CHF 2.6 billion in second quarter, reflecting positive contributions from all markets. The third quarter intake is the highest since the launch of the initiative in 2001.

The level of invested assets rose to CHF 168 billion on 30 September 2007 from CHF 163 billion on 30 June 2007, as strong inflows of net new money more than compensated for the falling US dollar.

Income in third quarter 2007 was a record CHF 315 million, an increase of 9% from CHF 290 million last quarter, reflecting the rise in invested assets.

The number of client advisors was 1,031 on 30 September 2007, up from 987 at the end of last quarter, with new client advisors being hired in all countries.
Initiatives and achievements
Further global branch expansion
Our application for two branch licenses has been approved by the Taiwanese regulator, the Financial Supervisory Commission (FSC). This will allow us to convert our offices in Taichung and Kaohsiung into fully operational branches, expanding our presence outside of Taipei and into central and southern Taiwan.
We also opened an office in Johannesburg, South Africa, in September.
Results
In third quarter 2007, pre-tax profit, at a record CHF 1,616 million, was up 5% from CHF 1,543 million in second quarter.

Operating income
Total operating income, at CHF 3,315 million in third quarter 2007, increased 4% from CHF 3,196 million in second quarter. Recurring income rose CHF 130 million to CHF 2,498 million due to the higher average asset base. Non-recurring income, down CHF 10 million at CHF 824 million, fell on lower levels of client activity in the quarter.
Operating expenses
Operating expenses were CHF 1,699 million in third quarter 2007, rising CHF 46 million, or 3%, from CHF 1,653 million in second quarter. Personnel expenses rose to CHF 1,011 million in third quarter 2007 from CHF 969 million in second quarter, mainly reflecting higher personnel levels and performance-related accruals. General and administrative expenses were CHF 265 million, rising slightly from CHF 261 million in second quarter and expenses for services from other business units were up CHF 2 million at CHF 398 million.
Depreciation was CHF 24 million in third quarter 2007, up from CHF 23 million in second quarter.
Personnel
The number of personnel was 15,404 on 30 September 2007, an increase of 724 from 14,680 on 30 June 2007. Much of the growth was in Asia Pacific, Switzerland and Europe, where our business continued to expand. We added 177 new client advisors internationally and 110 in Switzerland. We also employed new product specialists and operations staff in in all regions.

Wealth Management US

Business Unit reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Income	1,679	1,694	1,423	(1)	18	4,983	4,281
Adjusted expected credit loss[1]	(1)	(1)	0	0		(2)	0
Total operating income	1,678	1,693	1,423	(1)	18	4,981	4,281
Cash components	1,107	1,093	899	1	23	3,273	2,698
Share-based components[2]	39	44	25	(11)	56	118	86
Total personnel expenses	1,146	1,137	924	1	24	3,391	2,784
General and administrative expenses	235	279	353	(16)	(33)	730	791
Services (to) / from other business units	79	79	70	0	13	238	205
Depreciation of property and equipment	20	20	19	0	5	59	55
Amortization of intangible assets	17	17	14	0	21	50	38
Total operating expenses	1,497	1,532	1,380	(2)	8	4,468	3,873
Business Unit performance before tax	181	161	43	12	321	513	408

KPIs
Invested assets (CHF billion)	870	898	811	(3)	7
Net new money (CHF billion)[3]	5.1	2.5	3.4			18.5	13.0
Net new money including interest and dividend income (CHF billion)[4]	10.6	8.9	8.9			36.3	28.8
Gross margin on invested assets (bps)[5]	76	77	75	(1)	1	76	76
Cost / income ratio (%)[6]	89.2	90.4	97.0			89.7	90.5
Recurring income[7]	1,092	1,040	888	5	23	3,119	2,573
Financial advisor productivity
Revenues per advisor (CHF thousand)[8]	208	212	188	(2)	11	623	574
Net new money per advisor (CHF thousand)[9]	631	313	449			2,314	1,744
Invested assets per advisor (CHF thousand)[10]	109,426	110,679	100,627	(1)	9

Capital return and BIS data
Return on allocated regulatory capital (%)[11]						11.1	9.7
BIS risk-weighted assets	17,783	19,640	18,642	(9)	(5)
Goodwill and excess intangible assets[12]	4,114	4,269	4,105	(4)	0
Allocated regulatory capital[13]	5,892	6,233	5,969	(5)	(1)

Additional information
Client assets (CHF billion)	950	981	892	(3)	7
Personnel (full-time equivalents)	19,255	19,171	18,292	0	5
Financial advisors (full-time equivalents)	8,175	7,982	7,856	2	4
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 For purposes of comparison with US peers. 5 Income (annualized) / average invested assets. 6 Operating expenses / income. 7 Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees. 8 Income (including net goodwill funding) / average number of financial advisors. 9 Net new money / average number of financial advisors. 10 Average invested assets / average number of financial advisors. 11 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 12 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 13 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
The inflow of net new money in third quarter 2007 was CHF 5.1 billion, up from CHF 2.5 billion in second quarter 2007, when annual income tax payments are made. Inflows from newly recruited advisors rose. Including interest and dividends, net new money in third quarter 2007 was CHF 10.6 billion, up from CHF 8.9 billion in second quarter 2007.

Invested assets were CHF 870 billion on 30 September 2007, down 3% from CHF 898 billion on 30 June 2007. This is mainly a result of the depreciation of the US dollar against the Swiss franc. In US dollar terms, invested assets increased 2% from second quarter 2007.

The gross margin on invested assets was 76 basis points in third quarter 2007, down one basis point from second quarter 2007 as revenues in Swiss franc terms fell while average invested asset levels remained stable.

The cost / income ratio improved to 89.2% in third quarter 2007 from 90.4% in second quarter 2007 on lower general and administrative expenses.

Recurring income in third quarter 2007 reached a record CHF 1,092 million, up 5% from CHF 1,040 million in second quarter 2007. Excluding the effects of currency fluctuations, recurring income rose 7%, driven by increases in fees from managed accounts, investment advisory, and non-proprietary funds, as well as interest income from account deposits. Recurring income represented 65% of total operating income in third quarter 2007, up from 61% in second quarter 2007.

Revenue per advisor in third quarter 2007 totaled CHF 208,000, down from CHF 212,000 in second quarter 2007. This was because income fell on negative currency translation effects while the number of financial advisors increased. In US dollar terms, revenue per advisor was practically unchanged from second quarter.

Initiatives and achievements
Changes in client-facing organization
In August, we announced that we would reorganize and streamline our client-facing organization. The reorganization, effective 1 January 2008, will reduce the number of regions to eight from thirteen. Regional managers will oversee 49 market area managers, who will form a new structural level locally, together with the managers of 10 of our larger, free-standing offices. Each market area manager will supervise six to eight branch managers in addition to managing a home branch. With fewer direct reports, regional managers will be more effective in recruiting and leading their regions. Branch managers will be given improved access to UBS's infrastructure and tools. The rationale for this restructuring is to reposition resources closer to clients, enhancing their relationship with our firm and their financial advisors, ultimately driving business growth.
New private wealth management offices
Our Private Wealth Management business opened offices in Chicago, Illinois, in September and Atlanta, Georgia, in October to serve the needs of clients with more than USD 10 million in investable assets. This follows the opening of similar offices in New York City in 2006 and Stamford, Connecticut, earlier this year. We plan to open additional offices in Los Angeles and San Francisco by the end of 2007.
Results
In third quarter 2007, pre-tax profit was CHF 181 million, up 12% from CHF 161 million in second quarter 2007. In US dollar terms, pre-tax profit increased 14% to a record USD 151 million. The improvement was due to lower general and administrative expenses, reflecting a significant decline in legal and litigation expenses.

Operating income
Total operating income in third quarter 2007 was CHF 1,678 million, down 1% from CHF 1,693 million in second quarter 2007. In US dollar terms, operating income rose 1%. The increase in US dollar terms reflected higher recurring income, which benefited from a further rise in fees from managed accounts, investment advisory, and non-proprietary funds, and improvements in net interest income on account deposits. This was partly offset by a decline in non-recurring income, driven by falling transactional revenue and lower performance fees on alternative investments.
Operating expenses
In third quarter 2007, total operating expenses were CHF 1,497 million, down 2% from CHF 1,532 million in second quarter 2007. In US dollar terms, operating expenses were down 1% in comparison with second quarter 2007.
Personnel expenses were CHF 1,146 million in third quarter 2007, up 1% from CHF 1,137 million in second quarter 2007. In US dollar terms, personnel expenses rose 2% from second quarter 2007. This is a result of increased financial advisor compensation related to higher compensable revenue, and a rise in salary costs from continued investment spending for strategic growth and service initiatives, including the hiring of related staff. Additionally, employee levels were reduced in the IT area, increasing severance costs.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, fell 11% to CHF 351 million in third quarter 2007 from CHF 395 million in second quarter 2007. This was mostly driven by a decline in legal and litigation costs. In US dollar terms, non-personnel expenses decreased 10% from second quarter 2007.
Personnel
The number of personnel was 19,255 on 30 September 2007, up 84 from 30 June 2007. The number of non-financial advisor staff was 11,080 on 30 September 2007, down from 11,189 on 30 June 2007. This was related to a reduction in certain areas, and partly offset by new staff for various strategic initiatives. The number of financial advisors on 30 September 2007 was 8,175, up 193 from 7,982 on 30 June 2007, reflecting increased numbers of both experienced and trainee financial advisors.

Business Banking Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Interest income	874	872	820	0	7	2,575	2,482
Non-interest income	428	478	434	(10)	(1)	1,357	1,339
Income	1,302	1,350	1,254	(4)	4	3,932	3,821
Adjusted expected credit loss[1]	47	56	43	(16)	9	161	144
Total operating income	1,349	1,406	1,297	(4)	4	4,093	3,965
Cash components	620	630	581	(2)	7	1,887	1,789
Share-based components[2]	13	15	6	(13)	117	40	37
Total personnel expenses	633	645	587	(2)	8	1,927	1,826
General and administrative expenses	278	276	277	1	0	818	817
Services (to) / from other business units	(171)	(167)	(155)	(2)	(10)	(498)	(489)
Depreciation of property and equipment	18	15	20	20	(10)	46	52
Amortization of intangible assets	0	0	0			0	0
Total operating expenses	758	769	729	(1)	4	2,293	2,206
Business Unit performance before tax	591	637	568	(7)	4	1,800	1,759

KPIs
Invested assets (CHF billion)	165	167	159	(1)	4
Net new money (CHF billion)[3]	0.9	0.8	(0.4)			4.4	2.9
Cost / income ratio (%)[4]	58.2	57.0	58.1			58.3	57.7
Impaired lending portfolio as a % of total lending portfolio, gross	1.4	1.5	1.8

Capital return and BIS data
Return on allocated regulatory capital (%)[5]						27.5	27.4
BIS risk-weighted assets	86,890	90,102	87,400	(4)	(1)
Goodwill and excess intangible assets[6]	0	0	0
Allocated regulatory capital[7]	8,689	9,010	8,740	(4)	(1)

Additional information
Deferral (included in adjusted expected credit loss)[1]	119	127	124	(6)	(4)	375	390
Expected credit loss (included in adjusted expected credit loss)[1]	(72)	(71)	(81)	(1)	11	(214)	(246)
Client assets (CHF billion)	1,016	1,043	969	(3)	5
Personnel (full-time equivalents)	16,020	15,703	15,819	2	1
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Operating expenses / income. 5 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 6 Goodwill and intangi ble assets in excess of 4% of BIS Tier 1 Capital. 7 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Invested assets, at CHF 165 billion on 30 September 2007, decreased by CHF 2 billion due to falling European equity markets and the US dollar's decline against the Swiss franc. In the first three quarters of 2007, we transferred CHF 7.3 billion in client assets from the Business Banking Switzerland unit to the Wealth Management International & Switzerland unit, reflecting the development of client relationships.
In third quarter 2007, the inflow of net new money was CHF 0.9 billion, a slight increase from the second quarter inflow of CHF 0.8 billion.
The cost / income ratio was 58.2% in third quarter 2007, up 1.2 percentage points from second quarter, as expenses decreased at a slower pace than revenues, with the latter lower due to the revaluation gains in second quarter.

The loan portfolio, at CHF 145.4 billion on 30 September 2007, was CHF 1.2 billion above its level on 30 June 2007, due to an increase in private client mortgage volumes as well as higher corporate client demand.
The impaired loan ratio was 1.4% at the end of September, an improvement from 1.5% at the end of June. Our recovery portfolio was CHF 2.5 billion, unchanged from the end of second quarter.

The return on allocated regulatory capital was 27.5% in the first nine months of 2007, down from 28.0% in the first six months of 2007.

Results
In third quarter 2007, Business Banking Switzerland reported a pre-tax profit of CHF 591 million, down from CHF 637 million in second quarter, when we recorded a number of revaluation gains from equity participations.

Operating income
Total operating income in third quarter 2007 was CHF 1,349 million, down CHF 57 million from second quarter. Interest income rose CHF 2 million to CHF 874 million in third quarter 2007. Non-interest income fell to CHF 428 million in third quarter 2007 from CHF 478 million a quarter earlier, when it included revaluation gains from equity participations. The adjusted expected credit loss was a recovery of CHF 47 million, down from CHF 56 million in second quarter.
Operating expenses
Total operating expenses were CHF 758 million in third quarter 2007, down slightly from CHF 769 million a quarter earlier. Personnel expenses decreased to CHF 633 million in third quarter 2007 from CHF 645 million in second quarter, reflecting lower performance-related accruals. General and administrative expenses, at CHF 278 million in third quarter 2007, were almost unchanged from CHF 276 million in second quarter.
Net charges to other business units were CHF 171 million, up from CHF 167 million in second quarter.
Personnel
The number of personnel in Business Banking Switzerland was 16,020 on 30 September 2007, up 317 from 30 June 2007, largely due to the annual hiring of secondary school graduates as apprentices.

Global Asset Management
Global Asset Management's pre-tax profit was CHF 369 million in third quarter 2007, up from CHF 66 million in second quarter 2007, which included DRCM closure costs of CHF 384 million. Excluding DRCM closure costs, pre-tax profit fell 18% from CHF 450 million in second quarter. This largely reflected a decline in performance fees - particularly in alternative and quantitative investments and in the Brazilian asset management business.

Business Group reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Institutional fees	503	642	392	(22)	28	1,730	1,233
Wholesale Intermediary fees	439	436	336	1	31	1,287	1,044
Total operating income	942	1,078	728	(13)	29	3,017	2,277
Cash components	376	558	318	(33)	18	1,298	886
Share-based components[1]	37	220	73	(83)	(49)	316	133
Total personnel expenses	413	778	391	(47)	6	1,614	1,019
General and administrative expenses	107	162	99	(34)	8	384	266
Services (to) / from other business units	42	33	(53)	27		118	(18)
Depreciation of property and equipment	5	35	6	(86)	(17)	47	17
Amortization of intangible assets	6	4	1	50	500	15	1
Total operating expenses	573	1,012[2]	444	(43)	29	2,178[2]	1,285
Business Group performance before tax	369	66	284	459	30	839	992

KPI
Cost / income ratio (%)[3]	60.8	93.9	61.0			72.2	56.4

Institutional
Invested assets (CHF billion)	557	552	484	1	15
of which: money market funds	31	25	27	24	15
Net new money (CHF billion)[4]	(1.2)	(2.5)	12.6			(1.0)	24.6
of which: money market funds	4.4	2.1	7.9			2.6	10.3
Gross margin on invested assets (bps)[5]	36	48	34	(25)	6	43	36
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Includes CHF 384 million related to the closure of DRCM. 3 Operating expenses / income. 4 Excludes interest and dividend income. 5 Operating income (annualized as applicable) / average invested assets.

	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06

Wholesale Intermediary
Invested assets (CHF billion)	376	368	339	2	11
of which: money market funds	64	58	60	10	7
Net new money (CHF billion)[1]	(1.6)	0.5	2.9			1.5	7.1
of which: money market funds	1.7	(0.9)	0.9			(1.1)	(1.6)
Gross margin on invested assets (bps)[2]	47	48	41	(2)	15	47	42

Capital return and BIS data
Return on allocated regulatory capital (%)[3]						53.5	83.0
BIS risk-weighted assets	3,087	2,610	2,377	18	30
Goodwill and excess intangible assets[4]	2,036	1,910	1,384	7	47
Allocated regulatory capital[5]	2,345	2,171	1,622	8	45

Additional information
Invested assets (CHF billion)	933	920	823	1	13
Net new money (CHF billion)[1]	(2.8)	(2.0)	15.5			0.5	31.7
Personnel (full-time equivalents)	3,569	3,426	3,261	4	9
1 Excludes interest and dividend income. 2 Operating income (annualized as applicable) / average invested assets. 3 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
The cost / income ratio was 60.8% in third quarter 2007, down from 93.9% in second quarter, when it was unusually high due to the closure of DRCM. Excluding DRCM-related closing expenses of CHF 384 million, the cost / income ratio was 58.3% in second quarter 2007, with the increase from second to third quarter being mainly due to lower performance fees.

Institutional
Institutional invested assets were CHF 557 billion on 30 September 2007, an increase of CHF 5 billion from 30 June 2007. The inclusion of CHF 13.8 billion from UBS Hana Asset Management, our new Korean joint venture, combined with higher financial markets, was partly offset by negative currency fluctuations and - to a lesser extent - outflows of net new money.

The outflow of net new money in third quarter 2007 was CHF 1.2 billion, down from the CHF 2.5 billion outflow in second quarter 2007. Excluding money market funds, the outflow of net new money was CHF 5.6 billion in third quarter 2007, compared with an outflow of CHF 4.6 billion in second quarter 2007. Strong inflows into higher margin products across most businesses were more than offset by outflows in equity mandates, mainly in the UK.

The gross margin was 36 basis points in third quarter 2007, a decrease of 12 basis points from last quarter, reflecting lower performance fees in alternative and quantitative investments and the Brazilian asset management business.

Wholesale intermediary
Invested assets were CHF 376 billion on 30 September 2007, up CHF 8 billion from 30 June 2007. This increase reflects the inclusion of CHF 14.7 billion from UBS Hana Asset Management in Korea and higher financial markets, partly offset by negative currency fluctuations and outflows of net new money.

The outflow of net new money in third quarter 2007 was CHF 1.6 billion, down from an inflow of CHF 0.5 billion in second quarter 2007. Excluding money market funds, the net new money outflow was CHF 3.3 billion for the quarter, compared with inflows of CHF 1.4 billion in second quarter 2007. We experienced outflows from fixed income funds in third quarter. These were mainly in Europe, the Middle East and Africa and were only partly offset by inflows into all other asset classes.

The gross margin was 47 basis points in third quarter 2007, down marginally from 48 basis points last quarter.

Investment capabilities and performance
In highly volatile markets, several core equity strategies struggled in the third quarter. Our actively managed Global Equity composite underperformed its benchmark in the quarter and remains below benchmark for most longer-term periods. This was largely due to negative stock selection in diversified financials, energy, pharmaceuticals and technology hardware, only partially offset by strong stock selection in retailing, banks and utilities.
The US Equity and US Equity 130-30 long-short strategies also underperformed, largely due to underweight positions in the materials and energy sectors and an overweight position in financials. Stock selection also detracted from results. European and Asian core equity performances were weak as well, although their respective 130-30 long-short strategies outperformed. Most small cap capabilities performed well.
On the other hand, all growth equity capabilities outperformed their respective benchmarks in third quarter with the exception of the US Small Cap Growth capability. The largest contributor to the outperformance of the US Large Cap Growth capability was stock selection in the consumer services area. The US Mid Cap Growth capability was ahead of its benchmark, driven largely by both sector allocation and stock selection in the healthcare sector. The US Small Cap Growth capability was negatively impacted by stock selection in the consumer discretionary sector. It was also overweight to energy and underweight in materials. In addition to the US Growth offerings, the newly established Global (ex US) Growth capabilities significantly outperformed their respective benchmarks on strong stock selection.
Fixed income markets experienced a turbulent third quarter as adverse price movements in several non-government sectors lowered the relative returns of a number of active bond strategies in the US, as well as broader strategies that had exposure to these non-government sectors, for example, the Absolute Return Bond and global portfolios.
Balanced portfolios had mixed performance versus their benchmarks over the quarter. Asset allocation performance varied according to the specific portfolio. Positive contributors to performance included overweight positions towards emerging market equities and underweight positions in US bonds and German and Japanese equities. The main negative contributors to performance included an overweight position to US equities and underweight positions in Canadian and Australian equities.
Currency performance was flat in the quarter. Positive contributions came from overweight positions to the Japanese yen, Swedish krona and Swiss franc. Negative contributions arose from underweight positions to the euro and the Canadian and Australian dollars.
The Dynamic Alpha Strategies (DAS) generally posted modest positive returns over the quarter. Returns from its chosen market exposures contributed positively to performance. Selection of stocks detracted from performance in balanced and DAS portfolios.
Alternative and quantitative investments' funds experienced mixed performance over the quarter as each strategy was affected by the market turmoil differently. The O'Connor single manager hedge fund strategies were positive on the whole, with strong performance in the global fundamental long / short market neutral strategy, its largest strategy allocation. O'Connor strategies negatively impacted by the market conditions included merger and acquisition trading as well as quantitative strategies. On the multi-manager side, the fund of hedge fund strategies posted a mixed performance for the quarter as the dislocations in the credit markets - followed by unusual activity in model driven strategies - broadly hurt hedge fund performance.
Overall assets in our global real estate business were flat in third quarter. The direct real estate business saw strong net new money inflows, particularly into Continental Europe.
The relative performance of our global real estate security capability was negative in third quarter, predominantly due to stock selection and, to a lesser degree, to our regional allocation in North America, Asia and Europe. Longer-term performance against benchmark remains positive.

Annualized
Composite	1 year	3 years	5 years	10 years
Global Equity Composite vs. MSCI World Equity (Free) Index	-	-	-	+
Global Bond Composite vs. Citigroup World Government Bond Index	-	-	-	-
Global Securities Composite vs. Global Securities Markets Index	-	-	+	+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+[1]	+[1]	N/A
US Large Cap Equity Composite vs. Russell 1000 Index	-	-	+	+
Global Real Estate Securities composite (hedged in CHF)[2] vs. FTSE EPRA/NAREIT Global Real Estate Index (hedged in CHF) / reference index[3]	+	+	+[3]	+[2,3]
(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite. 2 Composite figures since 31 December 1999. For 10-year annualized returns the Investment Group UBS AST Immobilien Ausland is used as the performance reference (inception: 9 May 1990). 3 Prior to April 2004, the reference index is the GPR General Index Europe (CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA/NAREIT Global Real Estate Index (hedged into CHF) to calculate 3, 5 and 10-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA/NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS contracted with FTSE to provide, on a customized request basis, Swiss franc hedged returns for the FTSE EPRA/NAREIT Global Real Estate Index.

Initiatives and achievements
UBS to acquire Caisse Centrale de Réescompte Group
In October we entered into an agreement with Commerzbank to acquire 100% of the Caisse Centrale de Réescompte (CCR) Group. The transaction is expected to close in the first quarter of 2008, subject to regulatory approvals.
CCR Group is an asset and wealth manager in France with EUR 17 billion of invested assets as of June 2007 and with approximately 190 employees. It includes four principal entities: CCR, a provider of banking services to its subsidiaries; CCR Actions, an asset manager specializing in equity funds; CCR Gestion, an asset manager specializing in fixed income and alternative products; and CCR Chevrillon Philippe, a provider of asset management services to private clients. The business of the CCR Group will be integrated into the asset management and wealth management businesses of UBS in France.
UBS has agreed to pay approximately EUR 435 million consisting of two components: EUR 275 million for a 100% interest in the CCR Group, and approximately EUR 160 million for the expected excess capital of the CCR Group at closing. The purchase price is subject to certain adjustments and performance criteria as part of the closing process.
Results
Pre-tax profit was CHF 369 million in third quarter 2007, up from CHF 66 million in second quarter 2007, which included DRCM closure costs of CHF 384 million. Excluding DRCM closure costs, pre-tax profit was down 18% from CHF 450 million in second quarter. This was mainly the result of lower performance fees, primarily in alternative and quantitative investments and the Brazilian asset management business.

Operating income
Total operating income in third quarter 2007 was CHF 942 million, down 13% from CHF 1,078 million in the previous quarter. Institutional revenues were CHF 503 million in third quarter 2007, down from CHF 642 million in second quarter 2007, reflecting lower performance fees from alternative and quantitative investments and the Brazilian asset management business. Wholesale intermediary revenues were CHF 439 million in third quarter 2007, up slightly from CHF 436 million a quarter earlier due to the inclusion of UBS Hana Asset Management, which was partly offset by lower performance fees.
Operating expenses
Total operating expenses were CHF 573 million in third quarter 2007, down from CHF 1,012 million in second quarter. Expenses declined CHF 55 million or 9% from the second quarter level, excluding DRCM closure costs. This mainly reflected lower incentive-based compensation. Personnel expenses were CHF 413 million in third quarter 2007. Adjusted for DRCM closure costs, they were down CHF 47 million or 10% from second quarter 2007, as incentive-based compensation declined in line with performance fees. General and administrative expenses were CHF 107 million in third quarter 2007, down from CHF 124 million a quarter earlier (excluding DRCM closure costs), mostly due to lower legal, IT and travel and entertainment costs. Depreciation of property and equipment was CHF 5 million, in line with average quarterly levels, and after the prior quarter was impacted by the closure of DRCM. Net charges-in from other business groups were CHF 42 million in third quarter 2007, up from CHF 33 million in last quarter, mainly as a result of lower costs charged to Global Wealth Management & Business Banking for alternative investment research combined with higher charges for IT infrastructure.
Personnel
The number of employees was 3,569 on 30 September 2007, up 4% from 3,426 on 30 June 2007. Declines related to DRCM were more than offset by the acquisition of UBS Hana Asset Management, combined with the continuing expansion in our capabilities and additions to our fund services business area and support functions.

Investment Bank
In third quarter 2007, the Investment Bank recorded a loss of CHF 3,680 million compared with a pre-tax profit of CHF 1,083 million in the same period a year earlier. This was driven by net revenues of negative CHF 4,226 million in the fixed income, currencies and commodities area, mainly related to the inventory of securities linked to the US sub-prime residential mortgage market. Performance-related compensation fell sharply.

Business Group reporting
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Equities	1,709	3,094	1,728	(45)	(1)	7,931	6,852
Fixed income, currencies and commodities	(4,226)	1,814	1,964			(147)	7,038
Investment banking	1,103	1,313	797	(16)	38	3,281	2,258
Income	(1,414)	6,221	4,489			11,065	16,148
Adjusted expected credit loss[1]	(5)	(4)	11	25		(7)	37
Total operating income	(1,419)	6,217	4,500			11,058	16,185
Cash components	834	2,833	2,007	(71)	(58)	6,694	7,349
Share-based components[2]	356	400	346	(11)	3	1,118	1,186
Total personnel expenses	1,190	3,233	2,353	(63)	(49)	7,812	8,535
General and administrative expenses	801	951	752	(16)	7	2,521	2,264
Services (to) / from other business units	173	133	260	30	(33)	499	644
Depreciation of property and equipment	59	46	38	28	55	159	112
Amortization of intangible assets	38	39	14	(3)	171	131	43
Total operating expenses	2,261	4,402	3,417	(49)	(34)	11,122	11,598
Business Group performance before tax	(3,680)	1,815	1,083			(64)	4,587

KPIs
Compensation ratio (%)[3]	N/A [4]	52.0	52.4			70.6	52.9
Cost / income ratio (%)[5]	N/A [4]	70.8	76.1			100.5	71.8
Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.1	0.1
Average VaR (10-day, 99% confidence, 5 years of historical data)	447	520	453	(14)	(1)

Capital return and BIS data
Return on allocated regulatory capital (%)[6]						(0.3)	31.1
BIS risk-weighted assets	209,245	195,280	163,804	7	28
Goodwill and excess intangible assets[7]	5,366	5,473	4,442	(2)	21
Allocated regulatory capital[8]	26,291	25,001	20,822	5	26

Additional information
Deferral (included in adjusted expected credit loss)[1]	57	54	59	6	(3)	168	164
Expected credit loss (included in adjusted expected credit loss)[1]	(62)	(58)	(48)	(7)	(29)	(175)	(127)
Personnel (full-time equivalents)	22,833	22,300	20,652	2	11
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Personnel expenses / income. 4 Both the cost/income and the compensation ratios are not meaningful this quarter due to the losses recorded in the Investment Bank. 5 Operating expenses / income. 6 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 7 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 8 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Neither the cost / income nor the compensation ratios were meaningful in third quarter 2007 due to negative total operating income.

Investment Bank Value at Risk (VaR), 10-day, 99% confidence based on 5 years of historical data, ended the quarter at CHF 676 million, up from CHF 454 million at the prior period end, mainly driven by increased market volatility. The largest contributor to Investment Bank VaR at quarter end was credit spread on mortgage-related positions.
Average 10-day VaR, by contrast, was lower at CHF 447 million compared with CHF 520 million in second quarter. The change in market conditions, which began in August, is only partly reflected in third quarter average VaR - the full impact will not be felt until fourth quarter.
In third quarter 2007, we suffered our first "backtesting" exceptions since 1998 (see Risk Management & Control section).

The gross lending portfolio was CHF 154 billion, up from CHF 150 billion on 30 June 2007.
The return on allocated regulatory capital was negative 0.3%, which reflects the losses mentioned above. High volatility in credit markets and exchange rate movements resulted in an increase in risk-weighted assets on derivative products. Structural changes seen in the mortgage-related and asset backed securities markets have resulted in increased regulatory capital requirements for certain assets. The backtesting exceptions we experienced in the quarter also raised capital requirements.

Results
In third quarter 2007, the Investment Bank recorded a loss of CHF 3,680 million. This was driven by negative operating income of CHF 1,419 million. In the same period a year earlier, it recorded operating income of positive CHF 4,500 million and pre-tax profit of CHF 1,083 million.
The substantial losses in certain businesses in the fixed income, currencies and commodities area in third quarter 2007 resulted in net revenues of negative CHF 4,226 million, and were mainly a reflection of markdowns and losses on its inventory of securities linked to the US sub-prime residential mortgage market.

Operating income
Total operating income in third quarter 2007 was negative CHF 1,419 million. In the same period a year earlier, total operating income was positive CHF 4,500 million.
The equities business posted revenues of CHF 1,709 million this quarter, essentially flat compared with the same period in 2006. A poor performance in statistical arbitrage and other proprietary trading led to losses, which were almost fully offset by stronger revenues in most other equities businesses. Cash equities rose on strong global volumes in the quarter, as record levels of transactions were processed. This led to an all-time high in commissions, which was partially offset by greater client facilitation costs and lower cash trading revenues. Derivatives remained very strong, posting higher revenues in all regions on rising structured products revenues. Prime brokerage revenues grew significantly, driven by the increased client base and higher average client balances, although this was partially offset by lower client spreads. Exchange-traded derivatives experienced another record quarter driven by greater volatility and higher volumes, the latter helped by the acquisition of ABN AMRO's futures and options business in 2006. Equity-linked revenues were essentially flat compared with the same period last year as gains in Asia and Europe were largely offset by reduced revenues in the US. Compared with second quarter 2007, equities revenues were down 45%, with all businesses reporting declines except exchange-traded derivatives business, which reported record results.
Fixed income, currencies and commodities (FICC) revenues were negative CHF 4,226 million in third quarter 2007, down from positive CHF 1,964 million in the same quarter a year ago. The credit market dislocation this summer affected most of our FICC businesses. The rates business recorded significant losses in mortgage-backed and asset-backed securities, driven by markdowns in the collateralized debt obligation (CDO) portfolio and our residential mortgage-related trading business. Widening spreads for mortgage-related products also affected proprietary positions in our securitized products business. Additionally, the deteriorating market for US residential mortgage-backed securities in August led to further markdowns of structured notes. Credit fixed income recorded losses in proprietary US credit trading. In the money markets, currencies and commodities (MCC) business, we recorded losses and markdowns in a portfolio that invested excess liquidity in AAA-rated asset-backed securities, mortgage-backed securities and commercial paper. Markdowns of leveraged finance positions were limited to CHF 480 million, gross of fees, and affected FICC as well the investment banking business. Municipal securities had lower results as increasing yields drove issuers to the sidelines.
Despite these large losses, certain areas of FICC posted positive results. In the rates business, both the flow derivatives and government bonds businesses recorded strong client revenues. The emerging markets business saw a very strong improvement in performance, particularly in Latin America, driven by the acquisition of Banco Pactual in 2006, and increases in the Asia Pacific region. In MCC, we saw strong revenues in derivatives and emerging markets, as well as record results in our FX spot business. Commodities revenues declined due to a reduction in own trading positions, as well as low market volatility during the summer months, which led to decreased client flow in the power and gas markets. This, however, was partly offset by strong revenue growth in precious metals, crude oil and structured products.
Credit default swaps hedging loan exposures recorded gains of CHF 140 million, compared with losses of CHF 61 million a year ago.
Compared with second quarter 2007's revenues of CHF 1,814 million for the whole FICC area, revenues this quarter fell in most businesses except municipal securities and commodities.
Investment banking revenues, at CHF 1,103 million, rose to the second highest level ever, and were up 38% from third quarter 2006. Europe, the Middle East and Africa and the Americas recorded double-digit revenue growth, while revenues in Asia Pacific were down from an outstanding quarter a year ago. Revenues from the advisory business increased significantly, as did results in equity capital markets, which more than offset a decrease in debt capital markets revenues, reflecting poor credit market conditions. Compared with the record set in second quarter 2007, investment banking revenues fell 16%, with decreases seen in all products except advisory, which recorded an improvement.
Operating expenses
Total operating expenses in third quarter 2007 were CHF 2,261 million, down 34% from the same period last year.
Personnel expenses were CHF 1,190 million, down 49% from a year earlier, reflecting lower accruals of performance-related compensation and a change in the composition of bonus between cash and shares. This was slightly offset by a rise in salaries, which reflected higher numbers of personnel. Expenses for share-based compensation were up 3%, mainly reflecting accelerated amortization of deferred compensation for good leavers.
General and administrative expenses grew by 7% to CHF 801 million from third quarter 2006 due to higher occupancy costs, which were driven by additional space requirements and higher rents. Increases in professional fees and consultancy costs also pushed general and administrative expenses up.
Charges from other businesses fell 33% to CHF 173 million compared with third quarter 2006, as Industrial Holdings made a CHF 38 million performance-related credit to compensate the Investment Bank for its help in disposing of private equity investments, which had been transferred to Industrial Holdings from the Investment Bank in 2005. Moreover, the Global Asset Management business no longer charged the Investment Bank for DRCM investment management services.
Depreciation expense was CHF 59 million, up 55% from the same period last year, on a one-time depreciation of office space in the US and a rise in amortization due to an increase in occupancy, reflecting business expansion.
Personnel
The number of employees was 22,833 on 30 September 2007, up 533, or 2%, from the end of second quarter 2007 and 2,181, or 11%, higher than the same period a year earlier. This was largely driven by the annual intake of graduate hires in third quarter.

Initiatives and achievements
Market share
According to data from Dealogic, we ranked fourth in terms of our share of the global fee pool at the end of third quarter 2007, with a year to date market share of 5.8%. In third quarter 2006, we ranked eighth with a market share of 5.0%.
We maintained our first place in the global ranking for secondary cash commissions for the twenty-first consecutive quarter, according to data from a leading industry survey.
Awards
Our businesses received a number of prestigious awards in third quarter. In its annual awards, The Banker named us "IPO House of the Year", "Equity Trading House of the Year" and "Investment Bank of the Year in Asia-Pacific". UBS was also named Asia's "Best Equity House", "Best Research House", "Best Brokerage Firm for Equity Sales", and "Best Prime Brokerage House" in the annual Extel Asian equity survey.
We were heralded as a "Modern Great Currency Derivatives House for the Last Twenty Years" by Risk Magazine, which also ranked us first for exotic currency options and for currency forwards in its annual inter-dealer rankings. FX Week named us the "Best Bank for Post-Trade Services" and Euromoney named our prime brokerage business "Best for Capital Introduction Services".

Global Fee Pool Market Share
	Year to date		Year ended
	30.9.07	30.9.06	31.12.06	31.12.05
in %	5.8	5.0	4.9	5.0
Rank	4	8	8	8
Source: Dealogic

Significant deals
Mergers and acquisitions
Despite a decline in deal volumes in third quarter due to the deteriorating credit environment, mergers and acquisitions volume for the first nine months of the year was up 50% from the same period in 2006. We advised globally on 363 transactions with a deal volume of USD 776 billion in the first nine months of this year. Some of our significant deals this quarter were:
– joint financial advisor to Hilton Hotels Corporation on its USD 26 billion sale to The Blackstone Group's real estate and corporate private equity funds
– joint financial advisor and broker to Imperial Chemical Industries on the GBP 8 billion recommended cash offer from Akzo Nobel
– exclusive financial advisor to Reed Elsevier, a major international publisher, on the USD 4 billion sale of its Harcourt US schools education business to Houghton Mifflin Riverdeep Group, as part of the disposal of the Harcourt Education division.
Equity underwriting
UBS's global equity capital markets deal volume was USD 16.5 billion in third quarter 2007, up 31% compared with the same period last year, according to Dealogic. At 8.3%, we had the second highest share in the industry of the global equity issuance market in the year to date. Our market share in third quarter, however, was 10.3% - the highest in the industry. Key transactions during the quarter included:
– sole bookrunner for the EUR 3.2 billion mandatory exchangeable bond into Grupo BBVA, a leading Spanish banking group
– joint bookrunner on the USD 2.9 billion initial public offering of MF Global, a leading broker of exchange-listed futures and options
– joint global co-ordinator and joint bookrunner for the USD 1.7 billion initial public offering of Fosun International, one of the largest privately-owned enterprises in China
– joint lead manager and joint underwriter for the AUD 2.1 billion entitlement offer for Newcrest Mining, a leader in the exploration, development and operation of gold and copper mines.
Fixed income underwriting
Investor appetite for new issues fell markedly in the quarter, reflecting turbulent conditions in global credit markets. The investment grade primary market showed signs of a return to normality following the cut in US interest rates in September. The leveraged market, affected by the poor US sub-prime market, was challenging, with levels of supply significantly exceeding demand. For investment grade debt, UBS underwrote 19% more volume in the year to date than in the same period in 2006, in line with growth in overall market volume. UBS's market share of primary bond issuance was 4.0% in the nine months to date, unchanged from 2006. We lead managed 84 deals during the quarter, including:
– joint bookrunner on a USD 3 billion global deal for the European Investment Bank
– joint bookrunner on a USD 2.1 billion multi-tranche issue for Tyco Electronics Group, their debut offering since their spin-off from Tyco International in June 2007
– sole bookrunner for the EUR 750 million Tier 1 private placement for insurer AXA
– joint lead arranger and joint bookrunner on USD 685 million of senior secured credit facilities for Orbitz Worldwide, a leading global online travel company.

UBS gross capital market and corporate finance fees
	Quarter ended			Year to date
CHF million	30.9.07	30.6.07	30.9.06	30.9.07	30.9.06
M&A and corporate finance fees	841	702	519	1,993	1,297
Equity underwriting fees	557	727	292	1,765	1,177
Debt underwriting fees	300	635	430	1,409	1,174
Other capital market revenues[1]	49	263	162	472	436
Gross capital market and corporate finance fees	1,747	2,327	1,403	5,639	4,084
Capital market fees booked outside investment banking[2]	194	305	178	763	548
Amount shared with Equities and FICC (Fixed Income, Currencies and Commodities)	338	661	367	1,427	1,164
Financing, hedging and risk adjustment costs	112	48	61	168	114
Net investment banking area revenues	1,103	1,313	797	3,281	2,258
1 Other capital market revenues comprise equity and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues). 2 Capital market fees booked outside investment banking comprise equity and debt underwriting revenues that have no investment banking department involvement (for example, municipal or mortgage-backed securities).

Corporate Center
In third quarter 2007, Corporate Center recorded a loss from continuing operations of CHF 31 million, down from the gain of CHF 1,734 million in second quarter 2007, when results included a gain of CHF 1,950 million relating to the sale of the 20.7% stake in Julius Baer.

Business Group reporting
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Income	353	2,092[1]	(64)	(83)		2,575[1]	230
Credit loss (expense) / recovery[2]	(49)	(31)	(33)	58	48	(131)	(24)
Total operating income	304	2,061	(97)	(85)		2,444	206
Cash components	324	324	289	0	12	944	841
Share-based components[3]	73	34	32	115	128	131	87
Total personnel expenses	397	358	321	11	24	1,075	928
General and administrative expenses	313	337	331	(7)	(5)	954	911
Services (to) / from other business units	(560)	(552)	(502)	(1)	(12)	(1,651)	(1,457)
Depreciation of property and equipment	185	184	211	1	(12)	556	585
Amortization of intangible assets	0	0	(1)		100	0	8
Total operating expenses [4]	335	327	360	2	(7)	934	975
Business Group performance from continuing operations before tax	(31)	1,734	(457)		93	1,510	(769)
Business Group performance from discontinued operations before tax	0	(1)	4	100	(100)	7	4
Business Group performance before tax	(31)	1,733	(453)		93	1,517	(765)

Additional information
BIS risk-weighted assets	7,838	8,639	8,755	(9)	(10)
Personnel (full-time equivalents)	6,733	6,277	4,437	7	52
Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	2,381	2,065	1,544	15	54
Personnel for ITI (full-time equivalents)	4,352	4,212	2,893	3	50
1 Includes pre-tax gain of CHF 1,950 million related to the sale of 20.7% stake in Julius Baer. 2 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense or recovery is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense or recovery recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements). 3 Additionally includes social security contributions and expenses related to alternative investment awards. 4 Includes expenses for the Chairman's office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Results
Corporate Center recorded a pre-tax loss from continuing operations of CHF 31 million in third quarter 2007, compared with a gain of CHF 1,734 million in second quarter 2007. Without the gain of CHF 1,950 million related to the sale of the 20.7% stake in Julius Baer, Corporate Center would have posted a loss of CHF 216 million in second quarter.
Operating income
Total operating income was CHF 304 million in third quarter 2007, down from CHF 2,061 million in second quarter 2007. The decline reflects the previous quarter's gain from the sale of the Julius Baer stake of CHF 1,950 million, which was booked at the end of June. Excluding this gain, total operating income would have been CHF 111 million in second quarter. The effective CHF 193 million improvement between third and second quarter is mainly due to considerably higher income from treasury activities. Additionally, results in second quarter included realized foreign exchange losses from the deconsolidation of subsidiaries. Credit loss expense recorded in Corporate Center, however, rose in third quarter 2007 from second quarter.
The credit loss expense booked in Corporate Center represents the difference between the adjusted expected credit loss result booked in the business units and the actual credit loss expense recognized in the UBS financial statements. In third quarter 2007, UBS recorded an expense of CHF 15 million, compared with a recovery of CHF 14 million in second quarter 2007. In the same period, adjusted expected credit loss recoveries booked in the business units amounted to CHF 34 million. The difference of CHF 49 million was booked in Corporate Center as credit loss expense. By contrast, in second quarter 2007, Corporate Center booked an expense of CHF 31 million.
Operating expenses
Total operating expenses were CHF 335 million in third quarter 2007, up CHF 8 million from CHF 327 million in second quarter 2007. Personnel expenses were CHF 397 million, up 11% from CHF 358 million in second quarter 2007. This was mainly driven by accelerated amortization of share-based deferred compensation. General and administrative expenses decreased 7% to CHF 313 million in third quarter 2007 from second quarter 2007, mainly reflecting lower sponsoring and advertising costs. This was partially offset by higher data center costs in the IT infrastructure unit. Other businesses were charged CHF 560 million for services provided by Corporate Center in third quarter 2007, compared with CHF 552 million in second quarter 2007, reflecting the higher IT infrastructure expenses incurred in support of continued business growth.
IT infrastructure
In third quarter 2007, the information technology infrastructure cost per full-time employee was CHF 6,797, a decrease from CHF 6,856 in second quarter 2007.
Personnel
The number of employees in Corporate Center increased by 456, or 7%, to 6,733 on 30 September 2007 compared with 30 June 2007. This was mainly driven by increased staff levels in the India Service Centre as well as in IT Infrastructure to support business growth.

Industrial Holdings

Income statement
	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06

Continuing operations
Revenues from industrial holdings	114	109	141	5	(19)	335	403
Other income	183	360	55	(49)	233	680	182
Total operating income	297	469	196	(37)	52	1,015	585
Personnel expenses	38	33	31	15	23	103	112
General and administrative expenses	16	16	22	0	(27)	55	74
Services (to) / from other business units	39	78	3	(50)		119	8
Depreciation of property and equipment	3	2	4	50	(25)	8	11
Amortization of intangible assets	1	2	1	(50)	0	4	4
Goods and materials purchased	61	58	75	5	(19)	178	207
Total operating expenses	158	189	136	(16)	16	467	416
Operating profit from continuing operations before tax	139	280	60	(50)	132	548	169
Tax expense	(27)	78	(19)		(42)	33	6
Net profit from continuing operations	166	202	79	(18)	110	515	163

Discontinued operations
Profit from discontinued operations before tax	89	1	3			89	684
Tax expense	0	0	0			0	84
Net profit from discontinued operations	89	1	3			89	600

Net profit	255	203	82	26	211	604	763
Net profit / (loss) attributable to minority interests	(1)	(8)	1	(88)		50	111
from continuing operations	(1)	(8)	1	(88)		50	8
from discontinued operations	0	0	0			0	103
Net profit attributable to UBS shareholders	256	211	81	21	216	554	652
from continuing operations	167	210	78	(20)	114	465	155
from discontinued operations	89	1	3			89	497

Additional information
Private Equity [1]
Investments, at cost[2]	106	265	421	(60)	(75)
Gains recognized directly in equity	90	197	556	(54)	(84)
Portfolio fair value	196	462	977	(58)	(80)
Cost / income ratio (%)[3]	53.2	40.3	69.4			46.0	71.1
BIS risk-weighted assets	102	259	539	(61)	(81)
Personnel (full-time equivalents)	3,740	3,913	5,734	(4)	(35)
1 Only comprises financial investments available-for-sale. 2 Historical cost of investments made, less divestments and impairments. 3 Operating expenses / operating income.

Major participations
The Industrial Holdings segment comprises UBS's private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.
Results
In third quarter 2007, Industrial Holdings reported a net profit of CHF 255 million, with CHF 256 million attributable to UBS shareholders.
In third quarter 2007, we completed the partial divestment of a fully consolidated investment. The realized gain of CHF 89 million is presented as discontinued operations for Industrial Holdings.
Private equity treated as "Financial Investments available-for-sale" achieved divestment gains of CHF 170 million in third quarter 2007. The level of these investments fell to CHF 106 million on 30 September 2007 from CHF 265 million on 30 June 2007 due to a number of exits. The fair value of this part of the portfolio decreased by CHF 266 million to CHF 196 million in the quarter due to successful divestments and revaluations. Unfunded commitments on 30 September 2007 were CHF 79 million, down from CHF 109 million on 30 June 2007.
We made a CHF 38 million performance-related credit to the Investment Bank in third quarter 2007 to compensate it for efforts in helping to dispose of certain private equity investments, which had been transferred from the Investment Bank in 2005. The credit, recorded in the respective Services (to) / from other business units lines in Industrial Holdings and the Investment Bank, has no net impact on UBS's consolidated financial results.

Balance Sheet
UBS's total assets were CHF 2,484.2 billion on 30 September 2007, down from CHF 2,539.7 billion on 30 June 2007. There was a sharp drop in trading assets (down CHF 112 billion), which was partially offset by higher positive replacement values on derivative transactions (up CHF 81 billion) and increased lending portfolios (up CHF 14 billion). As almost half of our balance sheet assets are denominated in US dollars, the weakening of the US dollar against the Swiss franc in third quarter 2007 was a large factor (approximately CHF 64 billion) behind the overall reduction. Total liabilities declined due to lower trading liabilities volume (down CHF 20 billion) and lower levels of unsecured borrowing (down CHF 8 billion), which were partly offset by a rise in negative replacement values on derivatives (up CHF 77 billion). Collateral trading levels declined on both the asset (down CHF 33 billion) and the liability (down CHF 99 billion) sides of the balance sheet.
Lending and borrowing
Lending
Our loans to customers stood at CHF 343 billion on 30 September 2007, up CHF 9 billion from 30 June 2007. Two thirds of the increase derived from Global Wealth Management & Business Banking's loan book and was driven by higher collateralized loan volumes for wealth management clients and rising mortgage volumes in Switzerland. The continued rise in the Investment Bank's secured lending volumes to prime brokerage clients also contributed to the increase. Cash was CHF 10 billion on 30 September 2007, rising CHF 4 billion from 30 June 2007, while interbank loan balances were up only slightly (CHF 1 billion).
Borrowing
To reduce UBS's dependence in the interbank market, we decreased our short-term "due to banks" positions sharply by CHF 41 billion to CHF 190 billion, and mostly replaced this funding with 3- to 6-month money market paper issuances, which rose by CHF 22 billion to reach CHF 167 billion. With the credit market turmoil, our long-term debt issuances (including financial liabilities designated at fair value) were kept stable at CHF 264 billion, rising only CHF 6 billion. The amount "due to customers" was marginally up CHF 5 billion at CHF 621 billion, mainly reflecting larger deposits from private clients in our wealth management franchise around the globe.
Repo and securities borrowing / lending
Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 742 billion on 30 September 2007, down CHF 33 billion from CHF 775 billion on 30 June 2007, while the sum of securities lent and repos declined by CHF 99 billion to CHF 474 billion. The drop occurred in the Investment Bank's matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that the market risks substantially cancel each other out). The fixed income book also saw a drop as a result of reduced short trading inventories and lower equity securities borrowing activities. On the liability repo side, the decline also reflects a reduction of repo-eligible inventory triggered by the drop in the firm's trading portfolio.
Trading portfolio / derivative instruments
Between 30 June 2007 and 30 September 2007, trading assets declined sharply by CHF 112 billion to CHF 846 billion – this includes a currency impact of approximately CHF 23 billion. Trading assets inventory in debt instruments dropped by CHF 88 billion mainly due to position disposals and markdowns in asset-backed securities and commercial paper and, to a lesser extent, in corporate bonds and traded loans. Equity instruments also decreased, by CHF 27 billion, on the back of volatile equity markets and the weakening of the US dollar, while precious metals inventory continued to grow by CHF 3 billion. The replacement value of derivative instruments increased by CHF 81 billion to CHF 416 billion, due to movements in interest rates and currencies and accentuated by heightened spread volatility in credit default swaps on ABS and ABX-index products.

Capital Management
Our policy is to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. Our strong balance sheet and high return on equity normally allow us to do this from internal resources. After exploiting opportunities to invest in growth, we will continue to return excess capital to our shareholders through dividends and, ultimately, through share buybacks, while maintaining our BIS Tier 1 ratio at a sound level.
The BIS Tier 1 ratio was 10.6% on 30 September 2007, down from 12.3% on 30 June 2007. BIS risk-weighted assets stood at CHF 390.3 billion on 30 September 2007, up CHF 11.9 billion from 30 June 2007. The higher level of BIS risk-weighted assets was driven by increases in the Investment Bank, partly offset by a slight decline in Global Wealth Management & Business Banking. High volatility in fixed income credit markets and exchange rate movements resulted in an increase in risk-weighted assets on derivative products. Structural changes seen in the mortgage-related and asset-backed securities markets have resulted in increased regulatory capital requirements for certain assets. The backtesting exceptions we experienced in the quarter also raised capital requirements.
BIS Tier 1 capital on 30 September 2007 was CHF 41.5 billion, down CHF 5.1 billion from 30 June 2007. The Tier 1 capital reduction resulted from the reported quarterly net loss, quarterly accruals for dividends, shares bought back for cancellation and for expected requirements for share compensation plans, and from the negative foreign exchange impact. Total BIS capital was CHF 53.1 billion, down from CHF 58.7 billion, resulting in a total BIS capital ratio of 13.6%, down 1.9 percentage points from 30 June 2007.
2007/2010 buyback program
We have a new, three-year second-line repurchase program that has been active since March 2007, with a maximum limit of 10% of shares issued (2,105,273,286 shares). The extended three-year buyback program underlines our commitment to continuous capital discipline, and gives us the flexibility to manage capital in line with our main strategic priorities. Since March 2007, shares purchased under the program have reached 36,400,000, representing a total cost of CHF 2,599 million. In third quarter, a total of 17,370,000 shares were purchased at an average price of CHF 69.35 for a total cost of CHF 1,205 million. Our repurchase activity under the buyback program depends on our profits and on the extent to which we use our excess equity for organic growth and acquisitions. The three-year program enables us to react flexibly should excess equity be created for which we cannot achieve a sufficient shareholder return. On the basis of current market and business conditions, we expect to be less active in buybacks in the near future.
Treasury shares
Our holding of own shares increased to 161,998,409 shares, or 7.8% of shares issued, on 30 September 2007, from 143,759,722, or 6.9% of shares issued, on 30 June 2007. The quarterly movement was driven by a rise in shares bought for cancellation, as well as an increase of holdings for market making activities at the Investment Bank. Shares held for compensation plans decreased slightly over the period. The Investment Bank acts as a market maker in UBS shares and related derivatives. It issues derivatives to retail and institutional investors and may hold shares to hedge these products. IFRS requires a company that holds its own shares for trading or non-trading purposes to record them as treasury shares and deduct them from shareholders' equity.

BIS capital and ratios
	As of			% change from
CHF million, except where indicated	30.9.07	30.6.07	31.12.06	30.6.07	31.12.06
Risk-weighted assets	390,320	378,430	341,892	3	14
BIS Tier 1 capital	41,543	46,636	40,528	(11)	3
of which hybrid Tier 1 capital[1]	5,502	5,685	5,633	(3)	(2)
BIS total capital	53,050	58,695	50,364	(10)	5
Tier 1 (%)	10.6	12.3	11.9
of which hybrid Tier 1 capital (%)[1]	1.4	1.5	1.6
Total BIS (%)	13.6	15.5	14.7
1 Trust preferred securities.

BIS capital and ratios
	As of			% change from
CHF million, except where indicated	30.9.07	30.6.07	31.12.06	30.6.07	31.12.06
Risk-weighted assets	390,320	378,430	341,892	3	14
BIS Tier 1 capital	41,543	46,636	40,528	(11)	3
of which hybrid Tier 1 capital[1]	5,502	5,685	5,633	(3)	(2)
BIS total capital	53,050	58,695	50,364	(10)	5
Tier 1 (%)	10.6	12.3	11.9
of which hybrid Tier 1 capital (%)[1]	1.4	1.5	1.6
Total BIS (%)	13.6	15.5	14.7
1 Trust preferred securities.

UBS shares and market capitalization
	As of			% change from
Number of shares, except where indicated	30.9.07	30.6.07	30.9.06	30.6.07	30.9.06
Total ordinary shares issued	2,073,536,484	2,073,419,262	2,105,049,946	0	(1)
Second trading line treasury shares
2006 program			(11,265,000)
2007 / 2010 program	(36,400,000)	(19,030,000)
Shares outstanding for market capitalization	2,037,136,484	2,054,389,262	2,093,784,946	(1)	(3)
Share price (CHF)	62.60	73.60	74.80	(15)	(16)
Market capitalization (CHF million)	127,525	151,203	156,615	(16)	(19)
Total treasury shares	161,998,409	143,759,722	130,134,858	13	24

Income statement (unaudited)

		Quarter ended			% change from		Year to date
CHF million, except per share data	Note	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06

Continuing operations
Interest income	3	28,339	29,011	22,611	(2)	25	83,292	62,996
Interest expense	3	(26,676)	(28,182)	(20,773)	(5)	28	(79,492)	(58,000)
Net interest income	3	1,663	829	1,838	101	(10)	3,800	4,996
Credit loss (expense) / recovery		(15)	14	14			0	135
Net interest income after credit loss expense		1,648	843	1,852	95	(11)	3,800	5,131
Net fee and commission income	4	7,864	8,099	6,095	(3)	29	23,359	18,746
Net trading income	3	(3,546)	4,121	2,423			5,110	9,917
Other income	5	386	2,948	147	(87)	163	3,578	1,287
Revenues from industrial holdings		114	109	141	5	(19)	335	403
Total operating income		6,466	16,120	10,658	(60)	(39)	36,182	35,484
Personnel expenses	6	4,828	7,153	5,368	(33)	(10)	18,822	17,586
General and administrative expenses	7	2,015	2,282	2,058	(12)	(2)	6,220	5,768
Depreciation of property and equipment		314	325	319	(3)	(2)	942	892
Amortization of intangible assets		63	66	31	(5)	103	214	100
Goods and materials purchased		61	58	75	5	(19)	178	207
Total operating expenses		7,281	9,884	7,851	(26)	(7)	26,376	24,553
Operating profit from continuing operations before tax		(815)	6,236	2,807			9,806	10,931
Tax expense		(13)	725	510			1,665	2,288
Net profit from continuing operations		(802)	5,511	2,297			8,141	8,643

Discontinued operations
Profit from discontinued operations before tax		89	0	7			96	688
Tax expense		0	(260)	0	100		(258)	84
Net profit from discontinued operations		89	260	7	(66)		354	604

Net profit		(713)	5,771	2,304			8,495	9,247
Net profit attributable to minority interests		117	149	105	(21)	11	428	397
from continuing operations		117	149	105	(21)	11	428	294
from discontinued operations		0	0	0			0	103
Net profit attributable to UBS shareholders		(830)	5,622	2,199			8,067	8,850
from continuing operations		(919)	5,362	2,192			7,713	8,349
from discontinued operations		89	260	7	(66)		354	501

Earnings per share
Basic earnings per share (CHF)	8	(0.43)	2.90	1.11			4.18	4.47
from continuing operations		(0.48)	2.77	1.11			4.00	4.22
from discontinued operations		0.05	0.13	0.00	(62)		0.18	0.25
Diluted earnings per share (CHF)	8	(0.44)	2.82	1.07			4.05	4.28
from continuing operations		(0.49)	2.69	1.07			3.87	4.04
from discontinued operations		0.05	0.13	0.00	(62)		0.18	0.24

Balance sheet (unaudited)

				% change from
CHF million	30.9.07	30.6.07	31.12.06	31.12.06
Assets
Cash and balances with central banks	9,517	5,943	3,495	172
Due from banks	59,035	57,665	50,426	17
Cash collateral on securities borrowed	299,580	343,852	351,590	(15)
Reverse repurchase agreements	442,114	431,483	405,834	9
Trading portfolio assets	611,730	706,221	627,036	(2)
Trading portfolio assets pledged as collateral	234,381	251,700	251,478	(7)
Positive replacement values	415,781	334,950	292,975	42
Financial assets designated at fair value	10,509	10,630	5,930	77
Loans	342,794	333,947	297,842	15
Financial investments available-for-sale	4,907	5,088	8,937	(45)
Accrued income and prepaid expenses	13,084	13,397	10,361	26
Investments in associates	2,090	1,866	1,523	37
Property and equipment	7,217	7,186	6,913	4
Goodwill and intangible assets	14,990	15,315	14,773	1
Other assets	16,506	20,498	17,249	(4)
Total assets	2,484,235	2,539,741	2,346,362	6
Liabilities
Due to banks	189,508	230,639	203,689	(7)
Cash collateral on securities lent	49,629	66,505	63,088	(21)
Repurchase agreements	424,333	506,036	545,480	(22)
Trading portfolio liabilities	209,743	229,840	204,773	2
Negative replacement values	420,394	343,135	297,063	42
Financial liabilities designated at fair value	202,251	172,083	145,687	39
Due to customers	620,708	615,590	555,886	12
Accrued expenses and deferred income	21,115	20,926	21,527	(2)
Debt issued	228,539	230,241	190,143	20
Other liabilities	63,626	67,348	63,251	1
Total liabilities	2,429,846	2,482,343	2,290,587	6
Equity
Share capital	207	207	211	(2)
Share premium	9,000	9,162	9,870	(9)
Net income recognized directly in equity, net of tax	(655)	196	815
Revaluation reserve from step acquisitions, net of tax	38	38	38	0
Retained earnings	50,532	51,362	49,151	3
Equity classified as obligation to purchase own shares	(156)	(163)	(185)	16
Treasury shares	(10,737)	(9,543)	(10,214)	(5)
Equity attributable to UBS shareholders	48,229	51,259	49,686	(3)
Equity attributable to minority interests	6,160	6,139	6,089	1
Total equity	54,389	57,398	55,775	(2)
Total liabilities and equity	2,484,235	2,539,741	2,346,362	6

Statement of changes in equity (unaudited)

	For the nine-month period ended
CHF million	30.9.07	30.9.06
Share capital
Balance at the beginning of the period	211	871
Issue of share capital	0	1
Capital repayment by par value reduction	0	(631)
Cancellation of second trading line treasury shares	(4)	(30)
Balance at the end of the period	207	211
Share premium
Balance at the beginning of the period	9,870	9,992
Premium on shares issued and warrants exercised	12	41
Net premium / (discount) on treasury share and own equity derivative activity	(313)	(135)
Employee share and share option plans	(356)	(1,027)
Tax benefits from exercise of employee share options	(213)	373
Balance at the end of the period	9,000	9,244
Net income recognized directly in equity, net of tax
Foreign currency translation
Balance at the beginning of the period	(1,618)	(432)
Movements during the period	(395)	(900)
Subtotal - balance at the end of the period	(2,013)	(1,332)
Net unrealized gains / (losses) on financial investments available-for-sale, net of tax
Balance at the beginning of the period	2,876	931
Net unrealized gains / (losses) on financial investments available-for-sale	1,682	1,845
Impairment charges reclassified to the income statement	13	19
Realized gains reclassified to the income statement	(2,962)	(420)
Realized losses reclassified to the income statement	6	1
Subtotal - balance at the end of the period	1,615	2,376
Changes in fair value of derivative instruments designated as cash flow hedges, net of tax
Balance at the beginning of the period	(443)	(681)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	10	27
Net realized (gains) / losses reclassified to the income statement	176	205
Subtotal - balance at the end of the period	(257)	(449)
Balance at the end of the period	(655)	595
Revaluation reserve from step acquisitions, net of tax
Balance at the beginning of the period	38	101
Movements during the period	0	(63)
Balance at the end of the period	38	38
Retained earnings
Balance at the beginning of the period	49,151	44,105
Net profit attributable to UBS shareholders for the period	8,067	8,850
Dividends paid	(4,275)	(3,214)
Cancellation of second trading line treasury shares	(2,411)	(3,997)
Balance at the end of the period	50,532	45,744
Equity classified as obligation to purchase own shares
Balance at the beginning of the period	(185)	(133)
Movements during the period	29	(68)
Balance at the end of the period	(156)	(201)

Treasury shares
Balance at the beginning of the period	(10,214)	(10,739)
Acquisitions	(7,006)	(5,139)
Disposals	4,068	4,314
Cancellation of second trading line treasury shares	2,415	4,027
Balance at the end of the period	(10,737)	(7,537)
Equity attributable to UBS shareholders	48,229	48,094
Equity attributable to minority interests
Balance at the beginning of the period	6,089	7,619
Issuance of preferred securities	0	1,219
Other increases	131	117
Decreases and dividend payments	(339)	(2,895)
Foreign currency translation	(149)	(157)
Minority interest in net profit	428	397
Balance at the end of the period	6,160	6,300
Total equity	54,389	54,394

Statement of recognized income and expense

For the nine-month period ended		30.9.07			30.9.06
	Attributable to			Attributable to
CHF million	UBS shareholders	Minority interests	Total	UBS shareholders	Minority interests	Total
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(1,719)	1	(1,718)	1,872	6	1,878
Changes in fair value of derivative instruments designated as cash flow hedges, before tax	241		241	318		318
Foreign currency translation	(395)	(13)	(408)	(900)	(19)	(919)
Tax on items transferred to / (from) equity	403		403	(513)		(513)
Net income recognized directly in equity, net of tax	(1,470)	(12)	(1,482)	777	(13)	764
Net income recognized in the income statement	8,067	428	8,495	8,850	397	9,247
Total recognized income and expense	6,597	416	7,013	9,627	384	10,011

Statement of cash flows (unaudited)

	For the nine-month period ended
CHF million	30.9.07	30.9.06
Cash flow from / (used in) operating activities
Net profit	8,495	9,247
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	942	957
Amortization of intangible assets	214	143
Credit loss expense / (recovery)	0	(135)
Equity in income of associates	(80)	(115)
Deferred tax expense / (benefit)	1	(374)
Net loss / (gain) from investing activities	(3,383)	(1,476)
Net loss / (gain) from financing activities	6,142	1,002
Net (increase) / decrease in operating assets:
Net due from / to banks	(17,370)	51,256
Reverse repurchase agreements and cash collateral on securities borrowed	15,730	(58,243)
Trading portfolio and net replacement values	25,358	(111,009)
Loans / due to customers	20,104	51,294
Accrued income, prepaid expenses and other assets	(2,052)	(2,491)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	(134,606)	43,754
Accrued expenses and other liabilities	7,406	8,561
Income taxes paid	(3,289)	(2,360)
Net cash flow from / (used in) operating activities	(76,388)	(9,989)
Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(1,874)	3,514
Disposal of subsidiaries and associates	237	949
Purchase of property and equipment	(1,453)	(1,258)
Disposal of property and equipment	118	626
Net (investment in) / divestment of financial investments available-for-sale	5,547	1,714
Net cash flow from / (used in) investing activities	2,575	5,545
Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	47,486	16,991
Net movements in treasury shares and own equity derivative activity	(3,808)	(1,573)
Capital issuance	0	1
Capital repayment by par value reduction	0	(631)
Dividends paid	(4,275)	(3,214)
Issuance of long-term debt, including financial liabilities designated at fair value	83,979	74,757
Repayment of long-term debt, including financial liabilities designated at fair value	(45,744)	(48,295)
Increase in minority interests	131	1,319
Dividend payments to / purchase from minority interests	(456)	(838)
Net cash flow from / (used in) financing activities	77,313	38,517
Effects of exchange rate differences	(800)	(1,392)
Net increase / (decrease) in cash and cash equivalents	2,700	32,681
Cash and cash equivalents, beginning of the period	136,090	91,042
Cash and cash equivalents, end of the period	138,790	123,723
Cash and cash equivalents comprise:
Cash and balances with central banks	9,517	4,429
Money market paper[1]	78,402	80,435
Due from banks with original maturity of less than three months	50,871	38,859
Total	138,790	123,723
1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale.

Cash paid as interest was CHF 73,116 million and CHF 54,798 million during the first nine months of 2007 and 2006, respectively.

Note 1 Basis of Accounting
UBS AG’s (“UBS”) consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2006 and for the year then ended except for the changes set out below.
The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made.
These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2006.
Changes in accounting policies and presentation
IFRS 7 Financial Instruments: Disclosures
On 1 January 2007, UBS adopted the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, the first-time adoption of IFRS 7 had no effect on Net profit and Equity. Rather, it requires UBS to provide disclosures in its financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance, and b ) the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date, and how the entity manages those risks. The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement. The new disclosure requirements will mainly impact UBS’s annual 2007 Financial Statements rather than the quarterly Financial Statements.
UBS has entered into transactions for which fair value is determined using valuation models for which not all inputs are market-observable prices or rates. Such financial instruments are initially recognized in UBS’s Financial Statements at the transaction price, which is generally the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Where such differences arise, UBS is required by IFRS 7 to disclose: a) its accounting policy for recognizing that difference in profit or loss to reflect a change in factors (including time) that market participants would consider in setting a price, and b) the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss). The respective accounting policy is reflected in Note 1 to the Financial Statements 2006. For the movement of the deferred day 1 profit or loss, refer to Note 9 of this report.
Positions related to the US sub-prime residential mortgage market
The valuations applied by UBS in its balance sheet on 30 September 2007 reflect the weakness in the US housing market during the quarter.
Where possible, holdings are marked at the quoted market price (also known as “level 1” inputs in accounting terminology). For the positions related to the US sub-prime market, this was and is still not possible in present market conditions. UBS therefore mostly uses valuation techniques based on “observable inputs” derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data (“level 2” inputs). For positions where observable reference data is not available UBS uses econometric models with non market observable (“level 3”) inputs.
The inputs to these econometric models principally comprise remittance data from mortgage service companies. These are received towards the end of each month and relate to the preceding month’s cash flows on the mortgages underlying the relevant mortgage-backed securities. Our models assess the level of risk in the underlying mortgage portfolio and estimate the fair value of the positions we hold. Although our models are proprietary and there is no single market standard model, our approach is similar to that used by other market participants. Our models are calibrated to transactions in similar instruments and are reviewed and updated from time to time. They do not necessarily contain sentiment or predictions that are implicit in active, liquid, level 1 transactions. Such models have inherent limitations, and different assumptions and inputs would generate different views.
Adverse fair value changes of instruments related to the US sub-prime residential mortgage market are reflected in Net trading income. The related trading positions are recognized on UBS’s balance sheet as Trading portfolio instruments as well as Positive and Negative replacement values.

Note 2 Reporting by Business Group
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

For the nine months ended 30 September 2007
		Financial Businesses					Industrial Holdings	UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	9,595	4,983	3,932	3,017	11,065	2,575	1,015	36,182
Credit loss (expense) / recovery	(1)	(1)	45	0	(43)	0	0	0
Total operating income	9,594	4,982	3,977	3,017	11,022	2,575	1,015	36,182
Personnel expenses	2,900	3,391	1,927	1,614	7,812	1,075	103	18,822
General and administrative expenses	758	730	818	384	2,521	954	55	6,220
Services (to) / from other business units	1,175	238	(498)	118	499	(1,651)	119	0
Depreciation of property and equipment	67	59	46	47	159	556	8	942
Amortization of intangible assets	14	50	0	15	131	0	4	214
Goods and materials purchased							178	178
Total operating expenses	4,914	4,468	2,293	2,178	11,122	934	467	26,376
Business Group performance from continuing operations before tax	4,680	514	1,684	839	(100)	1,641	548	9,806
Business Group performance from discontinued operations before tax						7	89	96
Business Group performance before tax	4,680	514	1,684	839	(100)	1,648	637	9,902
Tax expense on continuing operations								1,665
Tax expense on discontinued operations								(258)
Net profit								8,495

Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income	9,595	4,983	3,932	3,017	11,065	2,575	1,015	36,182
Adjusted expected credit loss	(21)	(2)	161	0	(7)	(131)	0	0
Total operating income	9,574	4,981	4,093	3,017	11,058	2,444	1,015	36,182
Personnel expenses	2,900	3,391	1,927	1,614	7,812	1,075	103	18,822
General and administrative expenses	758	730	818	384	2,521	954	55	6,220
Services (to) / from other business units	1,175	238	(498)	118	499	(1,651)	119	0
Depreciation of property and equipment	67	59	46	47	159	556	8	942
Amortization of intangible assets	14	50	0	15	131	0	4	214
Goods and materials purchased							178	178
Total operating expenses	4,914	4,468	2,293	2,178	11,122	934	467	26,376
Business Group performance from continuing operations before tax	4,660	513	1,800	839	(64)	1,510	548	9,806
Business Group performance from discontinued operations before tax						7	89	96
Business Group performance before tax	4,660	513	1,800	839	(64)	1,517	637	9,902
Tax expense on continuing operations								1,665
Tax expense on discontinued operations								(258)
Net profit								8,495

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

For the nine months ended 30 September 2006
		Financial Businesses					Industrial Holdings	UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	8,007	4,281	3,821	2,277	16,148	230	585	35,349
Credit loss (expense) / recovery	(1)	(1)	100	0	37	0	0	135
Total operating income	8,006	4,280	3,921	2,277	16,185	230	585	35,484
Personnel expenses	2,382	2,784	1,826	1,019	8,535	928	112	17,586
General and administrative expenses	645	791	817	266	2,264	911	74	5,768
Services (to) / from other business units	1,107	205	(489)	(18)	644	(1,457)	8	0
Depreciation of property and equipment	60	55	52	17	112	585	11	892
Amortization of intangible assets	6	38	0	1	43	8	4	100
Goods and materials purchased							207	207
Total operating expenses	4,200	3,873	2,206	1,285	11,598	975	416	24,553
Business Group performance from continuing operations before tax	3,806	407	1,715	992	4,587	(745)	169	10,931
Business Group performance from discontinued operations before tax						4	684	688
Business Group performance before tax	3,806	407	1,715	992	4,587	(741)	853	11,619
Tax expense on continuing operations								2,288
Tax expense on discontinued operations								84
Net profit								9,247

Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income	8,007	4,281	3,821	2,277	16,148	230	585	35,349
Adjusted expected credit loss	(22)	0	144	0	37	(24)	0	135
Total operating income	7,985	4,281	3,965	2,277	16,185	206	585	35,484
Personnel expenses	2,382	2,784	1,826	1,019	8,535	928	112	17,586
General and administrative expenses	645	791	817	266	2,264	911	74	5,768
Services (to) / from other business units	1,107	205	(489)	(18)	644	(1,457)	8	0
Depreciation of property and equipment	60	55	52	17	112	585	11	892
Amortization of intangible assets	6	38	0	1	43	8	4	100
Goods and materials purchased							207	207
Total operating expenses	4,200	3,873	2,206	1,285	11,598	975	416	24,553
Business Group performance from continuing operations before tax	3,785	408	1,759	992	4,587	(769)	169	10,931
Business Group performance from discontinued operations before tax						4	684	688
Business Group performance before tax	3,785	408	1,759	992	4,587	(765)	853	11,619
Tax expense on continuing operations								2,288
Tax expense on discontinued operations								84
Net profit								9,247

Note 3 Net Interest and Trading Income
Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group's trading businesses and the Investment Bank's lending activities. Net income from interest margin businesses comprises interest income from the Group's loan portfolio. Net income from treasury and other activities reflects all income from the Group's centralized treasury function.

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Net interest income	1,663	829	1,838	101	(10)	3,800	4,996
Net trading income	(3,546)	4,121	2,423			5,110	9,917
Total net interest and trading income	(1,883)	4,950	4,261			8,910	14,913
Breakdown by businesses
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Net income from trading businesses [1]	(3,938)	3,106	2,731			3,310	10,049
Net income from interest margin businesses	1,581	1,546	1,422	2	11	4,593	4,229
Net income from treasury activities and other	474	298	108	59	339	1,007	635
Total net interest and trading income	(1,883)	4,950	4,261			8,910	14,913
1 Includes lending activities of the Investment Bank.
Net interest income
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Interest income
Interest earned on loans and advances	5,989	4,602	3,905	30	53	14,903	10,961
Interest earned on securities borrowed and reverse repurchase agreements	12,395	13,173	10,079	(6)	23	37,521	28,500
Interest and dividend income from trading portfolio	9,807	11,080	8,593	(11)	14	30,498	23,414
Interest income on financial assets designated at fair value	96	93	4	3		222	21
Interest and dividend income from financial investments available-for-sale	52	63	30	(17)	73	148	100
Total	28,339	29,011	22,611	(2)	25	83,292	62,996
Interest expense
Interest on amounts due to banks and customers	8,321	7,334	5,258	13	58	22,397	13,452
Interest on securities lent and repurchase agreements	10,338	11,082	8,504	(7)	22	31,596	24,558
Interest and dividend expense from trading portfolio	3,375	5,393	3,833	(37)	(12)	12,668	11,205
Interest on financial liabilities designated at fair value	1,960	1,811	1,202	8	63	5,387	3,320
Interest on debt issued	2,682	2,562	1,976	5	36	7,444	5,465
Total	26,676	28,182	20,773	(5)	28	79,492	58,000
Net interest income	1,663	829	1,838	101	(10)	3,800	4,996

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.
Note 3 Net Interest and Trading Income (continued)
Net trading income [1]
	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Equities	1,319	3,150	1,294	(58)	2	7,297	4,819
Fixed income	(5,750)	(273)	204			(5,705)	2,009
Foreign exchange and other[2]	885	1,244	925	(29)	(4)	3,518	3,089
Net trading income	(3,546)	4,121	2,423			5,110	9,917
1 Please refer to the table "Net Interest and Trading Income" on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment). 2 Includes cash & collateral trading and commodities.

Included in the Net trading income table are Net gains / (losses) of CHF (1,850) million for the quarter ended 30 September 2007, CHF (3,806) million for the quarter ended 30 June 2007, and CHF (1,183) million for the quarter ended 30 September 2006 related to Financial liabilities designated at fair value. Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Equity underwriting fees	557	727	292	(23)	91	1,765	1,177
Debt underwriting fees	300	635	430	(53)	(30)	1,409	1,174
Total underwriting fees	857	1,362	722	(37)	19	3,174	2,351
M&A and corporate finance fees	841	702	519	20	62	1,993	1,297
Brokerage fees	2,719	2,516	1,759	8	55	7,797	5,958
Investment fund fees	1,876	1,921	1,401	(2)	34	5,546	4,324
Fiduciary fees	74	71	62	4	19	215	180
Custodian fees	330	355	301	(7)	10	1,007	932
Portfolio and other management and advisory fees	1,990	1,925	1,629	3	22	5,847	4,754
Insurance-related and other fees	84	117	98	(28)	(14)	311	343
Total securities trading and investment activity fees	8,771	8,969	6,491	(2)	35	25,890	20,139
Credit-related fees and commissions	83	65	65	28	28	219	196
Commission income from other services	205	258	253	(21)	(19)	757	796
Total fee and commission income	9,059	9,292	6,809	(3)	33	26,866	21,131
Brokerage fees paid	650	652	395	0	65	1,981	1,363
Other	545	541	319	1	71	1,526	1,022
Total fee and commission expense	1,195	1,193	714	0	67	3,507	2,385
Net fee and commission income	7,864	8,099	6,095	(3)	29	23,359	18,746

Note 5 Other Income

	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	(3)	(59)	(15)	95	80	(63)	(11)
Net gains from disposals of investments in associates	6	(1)	21		(71)	5	21
Equity in income of associates	(4)	61	3			90	81
Total	(1)	1	9			32	91
Financial investments available-for-sale
Net gains from disposals[1]	149	2,466	51	(94)	192	2,652	863
Impairment charges	(1)	(4)	(3)	75	67	(16)	(8)
Total	148	2,462	48	(94)	208	2,636	855
Net income from investments in property[2]	32	30	12	7	167	80	32
Net gains from investment properties[3]	6	17	(2)	(65)		22	7
Other	18	78	25	(77)	(28)	128	120
Total other income from Financial Businesses	203	2,588	92	(92)	121	2,898	1,105
Other income from Industrial Holdings	183	360	55	(49)	233	680	182
Total other income	386	2,948	147	(87)	163	3,578	1,287
1 Included in the quarter ended 30 June 2007 is a pre-tax gain of CHF 1,950 million from the sale of the 20.7% stake in Julius Baer. 2 Includes net rent received from third parties and net operating expenses. 3 Includes unrealized and realized gains from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Salaries and bonuses	3,814	5,806	4,257	(34)	(10)	15,265	14,163
Contractors	155	156	213	(1)	(27)	470	608
Insurance and social security contributions	149	461	319	(68)	(53)	972	1,039
Contribution to retirement plans	228	228	183	0	25	681	618
Other personnel expenses	482	502	396	(4)	22	1,434	1,158
Total personnel expenses	4,828	7,153	5,368	(33)	(10)	18,822	17,586

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date
CHF million	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Occupancy	393	397	381	(1)	3	1,174	1,065
Rent and maintenance of IT and other equipment	168	180	158	(7)	6	527	481
Telecommunications and postage	229	232	228	(1)	0	711	670
Administration	247	268	204	(8)	21	746	592
Marketing and public relations	134	154	156	(13)	(14)	433	436
Travel and entertainment	241	291	227	(17)	6	764	646
Professional fees	251	305	232	(18)	8	772	646
Outsourcing of IT and other services	326	301	276	8	18	908	774
Other	26	154	196	(83)	(87)	185	458
Total general and administrative expenses	2,015	2,282	2,058	(12)	(2)	6,220	5,768

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date
	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Basic earnings (CHF million)
Net profit attributable to UBS shareholders	(830)	5,622	2,199			8,067	8,850
from continuing operations	(919)	5,362	2,192			7,713	8,349
from discontinued operations	89	260	7	(66)		354	501
Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	(830)	5,622	2,199			8,067	8,850
Less: (Profit) / loss on equity derivative contracts	(21)	(2)	(1)	(950)		(21)	(9)
Net profit attributable to UBS shareholders for diluted EPS	(851)	5,620	2,198			8,046	8,841
from continuing operations	(940)	5,360	2,191			7,692	8,340
from discontinued operations	89	260	7	(66)		354	501

	Quarter ended			% change from		Year to date
Weighted average shares outstanding	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Weighted average shares outstanding[1]	1,916,996,084	1,938,529,609	1,976,435,598	(1)	(3)	1,930,372,345	1,980,178,367
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	1,536,676[2]	53,785,651	75,758,565	(97)	(98)	57,980,712	83,332,921
Weighted average shares outstanding for diluted EPS	1,918,532,760	1,992,315,260	2,052,194,163	(4)	(7)	1,988,353,057	2,063,511,288

	Quarter ended			% change from		Year to date
Earnings per share (CHF)	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Basic	(0.43)	2.90	1.11			4.18	4.47
from continuing operations	(0.48)	2.77	1.11			4.00	4.22
from discontinued operations	0.05	0.13	0.00	(62)		0.18	0.25
Diluted	(0.44)	2.82	1.07			4.05	4.28
from continuing operations	(0.49)	2.69	1.07			3.87	4.04
from discontinued operations	0.05	0.13	0.00	(62)		0.18	0.24

	As of			% change from
Shares outstanding	30.9.07	30.6.07	30.9.06	30.6.07	30.9.06
Total ordinary shares issued	2,073,536,484	2,073,419,262	2,105,049,946	0	(1)
Second trading line treasury shares
2005 program
2006 program			11,265,000
2007/2010 program	36,400,000	19,030,000
Other treasury shares	125,598,409	124,729,722	118,869,858	1	6
Total treasury shares	161,998,409	143,759,722	130,134,858	13	24
Shares outstanding	1,911,538,075	1,929,659,540	1,974,915,088	(1)	(3)
1 Includes an average of 510,276 and 518,591 exchangeable shares for the quarters ended 30 September 2007 and 30 June 2007, respectively, and a year to date average of 496,960 shares for 30 September 2007 that can be exchanged into the same number of UBS shares. For 2006, amounts include an average of 170,304 exchangeable shares for the the quarter ended 30 September 2006 and a year to date average of 142,669 shares for 30 September 2006 that can be exchanged into the same number of UBS shares. 2 41.3 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect in third quarter 2007.

Note 9 Deferred Day 1 Profit or Loss
The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS's Financial Statements at their transaction price although the values obtained from the relevant valuation model on day 1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss).

	Quarter ended
CHF million	30.9.07	30.6.07	30.9.06
Balance at the beginning of the period	846	979	1,186
Deferred profit / (loss) on new transactions	299	483	194
Recognized (profit) / loss in the income statement	(523)	(396)	(324)
Revision to fair value estimates		(224)
Foreign currency translation	(44)	4	25
Balance at the end of the period	578	846	1,081

Note 10 Currency Translation Rates
The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			Quarter ended			Year to date
	30.9.07	30.6.07	30.9.06	30.9.07	30.6.07	30.9.06	30.9.07	30.9.06
1 USD	1.16	1.22	1.25	1.20	1.22	1.24	1.22	1.26
1 EUR	1.66	1.65	1.59	1.65	1.65	1.58	1.64	1.57
1 GPD	2.38	2.45	2.34	2.45	2.43	2.33	2.42	2.29
100 JPY	1.01	0.99	1.06	1.02	1.00	1.06	1.02	1.09

Note 11 Changes in organization
Acquisitions
Daehan Investment Trust Management Company
In July 2007, UBS completed the acquisition of 51% of Daehan Investment Trust Management Company Ltd. (DIMCO) from Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group. DIMCO was integrated into UBS's Global Asset Management business and renamed as UBS Hana Asset Management Company Ltd. internationally, and as Hana UBS Asset Management in Korea. The estimated cost of the business combination amounts to CHF 238 million in total and was paid in cash. The purchase price is subject to customary purchase price adjustment and to an earn-out claw back of up to KRW 30 billion (CHF 40 million) over the next three to five years. The allocation of the cost of the business combination to assets acquired and liabilities assumed is still being finalized. At closing, DIMCO managed around KRW 19.9 trillion of assets (CHF 26.4 billion).
Acquisitions announced after the balance sheet date
Caisse Centrale de Réescompte Group
In October 2007, UBS announced that it has agreed to acquire 100% of the Caisse Centrale de Réescompte Group (CCR) from Commerzbank for a total consideration of approximately EUR 435 million. The purchase price includes EUR 275 million for a 100% interest in CCR, as well as approximately EUR 160 million for the expected excess capital of CCR at closing, and is subject to certain adjustments and performance criteria as part of the closing process. CCR is an asset and wealth manager in France with EUR 17 billion of invested assets as of June 2007 and with approximately 190 employees. The business of CCR will be integrated into the asset management and wealth management businesses of UBS in France. The transaction is expected to close in the first quarter of 2008, subject to regulatory approvals.

Note 12 Litigation
a) Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney's Office for the Southern District of New York (US Attorney's Office) is examining UBS's conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were subject to the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney's Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government's investigation.
b) Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission. These subpoenas concern UBS's conduct relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. UBS is cooperating in these investigations.
c) HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS's role as a banker for HealthSouth.
d) Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, of which one relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and two UBS employees are the subject of criminal proceedings in Milan, while four UBS current or former employees have been served with a notice of closure of criminal investigations in Parma. Finally, UBS is a defendant in civil actions brought by individual investors on the back of the criminal proceedings in Milan. UBS denies the allegations made against itself and against its employees in these matters and is defending itself vigorously.

UBS Registered Shares
UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters
virt-x	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes
ISIN		CH0024899483
Valoren		2.489.948
Cusip		CINS H89231 33 8

Cautionary statement regarding forward-looking statements: This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006 and other reports on Form 6-K filed after the Form 20-F. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Imprint: Publisher: UBS AG, Switzerland, Language: English, SAP-No. 80834E-0704
Copyright UBS 2007. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 30 October 2007
Media release
UBS reports third quarter loss of CHF 726 million pre-tax, in line with announcement on 1 October 2007
•	Operating loss before tax and minority interests of CHF 726 million in third quarter, within the CHF 600-800 million range given on 1 October 2007 (after tax and minority interests, net loss attributable to shareholders was CHF 830 million)

•	Performance in first nine months of 2007 was solid, with net profit attributable to shareholders from continuing operations of CHF 7,713 million.

•	Markets remain uncertain, but based on current information, UBS should return to profitability at Group level in fourth quarter 2007.

•	As announced on 1 October 2007, the third quarter result includes substantial losses and writedowns on trading positions in US subprime residential mortgage-backed securities, leading to revenues of negative CHF 4.2 billion in the fixed income, currencies and commodities business in the Investment Bank

•	UBS’s businesses outside the affected areas of the Investment Bank showed sustained strength. The equity underwriting and corporate advisory businesses performed extremely well. Inflows of net new money in the wealth management businesses totaled CHF 40.2 billion this quarter. Fees in wealth and asset management remained high, driven by the level of invested assets, which stood at CHF 3.1 trillion on 30 September 2007
Zurich/Basel, 30 October 2007 — UBS reports an operating loss, before tax and minority interests, of CHF 726 million in third quarter 2007. This is within the range given in the announcement on 1 October 2007 forecasting a loss of CHF 600-800 million. After tax and minority interests, the net loss attributable to shareholders was CHF 830 million.
“Our third quarter result was unquestionably disappointing. However, we have introduced a number of measures to improve performance. With the new management team, we are implementing changes to address the weaknesses that led to the losses. These include the management, structure, and size of our balance sheet. We are also taking steps to strengthen our market risk management and control framework,” said Marcel Rohner, UBS Chief Executive Officer.
The deterioration in UBS’s performance in third quarter was mainly due to the substantial losses and writedowns in trading positions related to the US sub-prime residential mortgage-backed securities market, leading to revenues of negative CHF 4.2 billion in the Investment Bank’s fixed income, currencies and commodities business.
When these positions, which are sizeable, were taken and of which UBS still holds a proportion, UBS offset them to some extent with hedges that were designed to mitigate risk in normal market conditions. However, the deterioration in the US sub-prime market, especially in August, was so severe and sudden that markets turned illiquid. There was a substantial deterioration in the value of these securities — including those with high credit ratings. Conditions in the US housing market

Media Relations 30 October 2007 Page 2 of 12
continued to be weak in the quarter, and the end-September valuations UBS has put on its holdings of US mortgage-linked securities reflect this.
UBS’s other businesses, however, showed sustained strength. The wealth management businesses had an excellent quarter, with record levels of profitability. Asset gathering performance remained strong, with inflows of net new money in the wealth management businesses totaling CHF 40.2 billion in the quarter. Fees in both wealth and asset management remained high, driven by the level of invested assets, which stood at CHF 3.1 trillion on 30 September 2007.
For the whole of UBS, net fee and commission income was significantly higher than the levels recorded in third quarter 2006 and only slightly below the all-time high set in second quarter 2007. On top of the strong performance in wealth and asset management, this also reflected year on year gains in the Investment Bank’s equity underwriting and corporate advisory business, plus strong commissions in its equity cash business. Revenues also rose, year on year, in some of its trading businesses, in particular equity derivatives, prime brokerage, rates derivatives, and government bonds as well as the client-facing distribution area of the money market, currencies and commodities business.
Despite the disappointing third quarter result, UBS’s performance in the first nine months of 2007 has been strong. Over this period, net profit attributable to shareholders from continuing operations was CHF 7,713 million. Excluding the gain from the sale of the Julius Baer stake and DRCM closure costs in second quarter, net attributable profit would have been CHF 6,016 million compared with CHF 8,349 million a year earlier.

Media Relations 30 October 2007 Page 3 of 12
Outlook — The fourth quarter has started with good results from all businesses, including the Investment Bank. However, the FICC business remains exposed to further deterioration in the US housing and mortgage markets as well as rating downgrades for mortgage-related securities, which could lead to further writedowns on the positions. As a result, UBS is not assuming that the quarter will continue as positively as it has begun, or that the current difficulties will be resolved in the short term. To be specific, we believe it is unlikely that the Investment Bank will contribute positively to UBS results for the last three months of the year. Markets remain uncertain, but based on current information, the Group should return to profitability in fourth quarter 2007.

Media Relations 30 October 2007 Page 4 of 12
Performance against targets
UBS focuses on four key performance indicators, designed to ensure the delivery of continuously improving returns to shareholders. All are calculated based on results from continuing operations. The first two of the four indicators, return on equity and diluted earnings per share, are calculated on a full UBS basis. The cost/income ratio and net new money indicators are limited to the financial businesses. On this basis, performance indicators in third quarter 2007 show:
•	annualized return on equity for the first nine months of 2007 of 20.7%, down from 26.0% for the same period a year earlier. Substantial losses in the Investment Bank were only partially offset by post-tax gains of CHF 1,926 million from the sale of the stake in Julius Baer in second quarter 2007. Excluding this gain, and the costs related to the closure of DRCM (post-tax CHF 229 million) in second quarter 2007, annualized return on equity for the first nine months of 2007 would have been 17.2%.

•	negative diluted earnings per share of CHF 0.49, compared with positive CHF 1.07 in third quarter 2006.

•	a cost/income ratio in the financial businesses of 115.2%, significantly up from 73.8% in the same quarter last year.

•	net new money of CHF 38.3 billion in third quarter 2007, down from CHF 41.9 billion in the same period a year earlier. The wealth management units recorded inflows of CHF 40.2 billion this quarter, up from CHF 26.8 billion in third quarter 2006. Inflows in the international and Swiss wealth management business rose by CHF 11.7 billion to CHF 35.1 billion, with strong contributions from all regions. Net new money in European wealth management was a record CHF 7.3 billion in third quarter 2007, up from CHF 2.7 billion in third quarter a year earlier, reflecting stronger contributions from all markets except Italy. Inflows into the domestic wealth management business in the US were CHF 5.1 billion in third quarter, up from CHF 3.4 billion a year earlier on inflows from new clients, driven by an increased number of financial advisors. The asset management business saw a CHF 2.8 billion net outflow in total for the institutional and the wholesale intermediary business, sharply down from the strong inflow of CHF 15.5 billion a year earlier. The institutional clients business suffered from outflows in certain underperforming equity mandates, which were partly offset by inflows into alternative and quantitative investments as well as multi-assets. In the wholesale intermediary business, outflows from fixed income funds were only partly offset by inflows into other asset classes. The Swiss retail banking business recorded net new money inflows of CHF 0.9 billion in third quarter compared with an outflow of CHF 0.4 billion in the same period a year earlier, mainly due to higher inflows from existing clients.

Media Relations 30 October 2007 Page 5 of 12
UBS Financial Highlights
UBS Group

	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Operating profit before tax (from continuing and discontinued operations)	(726)	6,236	2,814			9,902	11,619

Net profit attributable to UBS shareholders	(830)	5,622	2,199			8,067	8,850

Net profit attributable to minority interests	117	149	105	(21)	11	428	397

Performance indicators from continuing operations

Diluted earnings per share (CHF) [1]	(0.49)	2.69	1.07			3.87	4.04

Return on equity attributable to UBS shareholders (%) [2]						20.7	26.0

Financial Businesses [3]

Operating income	6,169	15,651	10,462	(61)	(41)	35,167	34,899

Operating expenses	7,123	9,695	7,715	(27)	(8)	25,909	24,137

Net profit attributable to UBS shareholders from continuing operations	(1,086)	5,152	2,114			7,248	8,194

Cost / income ratio (%) [4]	115.2	62.0	73.8			73.7	69.4

Net new money (CHF billion) [5]	38.3	34.0	41.9			125.1	126.2

Personnel (full-time equivalents)	83,814	81,557	75,593	3	11

UBS balance sheet & capital management

Balance sheet key figures

Total assets	2,484,235	2,539,741	2,261,009	(2)	10

Equity attributable to UBS shareholders	48,229	51,259	48,094	(6)	0

Market capitalization	127,525	151,203	156,615	(16)	(19)

BIS capital ratios

Tier 1 (%) [6]	10.6	12.3	12.2

Total BIS (%)	13.6	15.5	15.1

Risk-weighted assets	390,320	378,430	331,697	3	18

Invested assets (CHF billion)	3,265	3,265	2,879	0	13

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aaa	Aaa	Aa2

Standard & Poor’s, New York [7]	AA+	AA+	AA+

1	For the EPS calculation, see note 8 to the financial statements in the third quarter 2007 report.

2	Net profit attributable to UBS shareholders from continuing operations year to date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

3	Excludes results from industrial holdings.

4	Operating expenses / operating income less credit loss expense or recovery.

5	Excludes interest and dividend income.

6	Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section of the third quarter 2007 report.

7	Standard & Poor’s long-term rating was changed to AA on 1 October 2007.

Media Relations 30 October 2007 Page 6 of 12
UBS Financial Highlights (USD)

USD-convenience translation (spot rate of CHF/USD as of 30.9.07):	1.16

UBS income statement

As of or for the quarter ended
USD million, except where indicated	30.9.07

Operating profit before tax (from continuing and discontinued operations)	(626)

Net profit attributable to UBS shareholders	(716)

Net profit attributable to minority interests	101

Performance indicators from continuing operations

Diluted earnings per share (USD) [1]	(0.42)

Return on equity attributable to UBS shareholders (%) [2]	20.7

Financial Businesses [3]

Operating income	5,318

Operating expenses	6,141

Net profit attributable to UBS shareholders from continuing operations	(936)

Cost / income ratio (%) [4]	115.2

Net new money (USD billion) [5]	33.0

Personnel (full-time equivalents)	83,814

UBS balance sheet & capital management

Balance sheet key figures

Total assets	2,141,582

Equity attributable to UBS shareholders	41,577

Market capitalization	109,935

BIS capital ratios

Tier 1 (%) [6]	10.6

Total BIS (%)	13.6

Risk-weighted assets	336,483

Invested assets (USD billion)	2,815

1	For the EPS calculation, see note 8 to the financial statements in the third quarter 2007 report.

2	Net profit attributable to UBS shareholders year to date (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable

3	Excludes results from industrial holdings.

4	Operating expenses / operating income less credit loss expense or recovery.

5	Excludes interest and dividend income.

6	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section of the third quarter 2007 report.

Media Relations 30 October 2007 Page 7 of 12
Results from the Financial Businesses
The attributable loss in UBS’s core operational businesses (financial businesses’ attributable loss from continuing operations) was CHF 1,086 million, down from a net profit of CHF 2,114 million a year earlier and a profit of CHF 3,455 million in second quarter (excluding the sale of the Julius Baer stake and DRCM closure costs). Including these two items, profit in second quarter 2007 was CHF 5,152 million.
Global Wealth Management & Business Banking
Global Wealth Management & Business Banking’s pre-tax profit was a record CHF 2,388 million in third quarter 2007, an increase of CHF 47 million, or 2%, from second quarter 2007.
Pre-tax profit for Wealth Management International & Switzerland business, at an all-time high of CHF 1,616 million, was up 5% from second quarter. Total operating income increased 4% as recurring income rose due to the higher average asset base. Non-recurring income, however, fell slightly on lower levels of client activity in the quarter.
Operating expenses rose 3% from second quarter. Personnel expenses were up, mainly reflecting higher personnel levels and performance-related accruals. General and administrative expenses rose marginally.
In third quarter 2007, pre-tax profit in the Wealth Management US business was CHF 181 million, up 12% from CHF 161 million in second quarter 2007. In US dollar terms, pre-tax profit increased 14% to a record USD 151 million. The improvement was due to lower general and administrative expenses, reflecting a significant decline in legal and litigation expenses.
Total operating income fell 1% in Swiss francs, but was up 1% in US dollar terms.
Total operating expenses were down 2% and down 1% in US dollar terms, reflecting a decline in legal and litigation costs. Personnel expenses were up 1%, a result of increased financial advisor compensation related to higher compensable revenue, and a rise in salary costs.
Business Banking Switzerland reported a pre-tax profit of CHF 591 million, down from CHF 637 million in second quarter, when it recorded a number of revaluation gains from equity participations. Total operating income fell marginally from second quarter, despite a rise in interest income, and operating expenses were down slightly, reflecting lower performance-related accruals.

Media Relations 30 October 2007 Page 8 of 12
Global Asset Management
Pre-tax profit was CHF 369 million in third quarter 2007, up from CHF 66 million in second quarter 2007, which included DRCM closure costs of CHF 384 million. Excluding DRCM closure costs, pre-tax profit fell 18% from CHF 450 million in second quarter. This largely reflected a decline in performance fees.
Total operating income in third quarter 2007 was CHF 942 million, down 13% from the previous quarter. Institutional revenues were CHF 503 million in third quarter 2007, down from CHF 642 million in second quarter 2007, reflecting lower performance fees from alternative and quantitative investments and the Brazilian asset management business. Wholesale Intermediary revenues were CHF 439 million in third quarter 2007, up slightly from CHF 436 million a quarter earlier with the inclusion of UBS Hana Asset Management, partly offset by lower performance fees.
Total operating expenses were CHF 573 million in third quarter 2007, down from CHF 1,012 million in second quarter. Expenses declined 9% from the second quarter level, excluding DRCM costs. This mainly reflected lower incentive-based compensation. Personnel expenses were CHF 413 million in third quarter 2007. Adjusted for DRCM closure costs, they were down 10% from second quarter 2007, as incentive-based compensation declined in line with performance fees. General and administrative expenses were CHF 107 million in third quarter 2007, down from CHF 124 million a quarter earlier (excluding DRCM closure costs), mostly due to lower legal, IT and travel and entertainment costs.

Media Relations 30 October 2007 Page 9 of 12
Investment Bank
In third quarter 2007, the Investment Bank recorded a loss of CHF 3,680 million compared with a pre-tax profit of CHF 1,083 million in the same period a year earlier.
Total operating income in third quarter 2007 was negative CHF 1,419 million. In the same period a year earlier, total operating income was positive CHF 4,500 million.
The equities business posted revenues of CHF 1,709 million this quarter, essentially flat compared with the same period in 2006. A poor performance in statistical arbitrage and other proprietary trading led to losses, which were almost fully offset by stronger revenues in most other equities businesses. Cash equities rose on strong global volumes in the quarter, as record levels of transactions were processed. This led to an all-time high in commissions. Derivatives remained very strong, posting higher revenues in all regions on rising structured products revenues. Prime brokerage revenues grew significantly, driven by the increased client base and higher average client balances, although this was partially offset by lower client spreads. Exchange-traded derivatives experienced another record quarter driven by greater volatility and higher volumes, the latter helped by the acquisition of ABN AMRO’s futures and options business in 2006.
Fixed income, currencies and commodities (FICC) revenues were negative CHF 4,226 million in third quarter 2007, down from positive CHF 1,964 million in the same quarter a year ago. The rates business recorded significant losses in mortgage-backed and asset-backed securities, driven by markdowns in the collateralized debt obligation (CDO) portfolio and the residential mortgage-related trading business. Additionally, the deteriorating market for US residential mortgage-backed securities in August led to further markdowns of structured notes. Credit fixed income recorded losses in proprietary US credit trading. Markdowns of leveraged finance positions were limited to CHF 480 million, gross of fees, and affected FICC as well as the investment banking business. Despite these large losses, certain areas of FICC posted positive results. In the rates business, both the flow derivatives and government bonds businesses recorded strong client revenues. The emerging markets business saw a very strong improvement in performance, particularly in Latin America, driven by the acquisition of Banco Pactual in 2006, and increases in the Asia Pacific region. In the money markets, currencies and commodities business, UBS saw strong revenues in derivatives and emerging markets, as well as record results in the FX spot business. Commodities revenues declined due to a reduction in own trading positions, as well as low market volatility during the summer months, which led to a decrease in client flow in the power and gas markets, partly offset by strong revenue growth in precious metals, crude oil and structured products.
Investment banking revenues, at CHF 1,103 million, rose to the second highest level ever, and were up 38% from third quarter 2006. Europe, the Middle East and Africa and the Americas recorded double-digit revenue growth, while revenues in Asia Pacific were down from an outstanding quarter a year ago. Revenues from the advisory business increased significantly, as did results in equity capital markets, which more than offset a decrease in debt capital markets revenues, reflecting poor credit market conditions. Compared with the record set in second quarter 2007, investment banking revenues fell 16%, with decreases seen in all products except advisory, which recorded an improvement.
Total operating expenses in third quarter 2007 were down 34% from the same period last year.
Personnel expenses were down 49%, reflecting lower accruals of performance-related compensation and a change in the composition of bonus between cash and shares. This was slightly offset by a rise in salaries, which reflected higher numbers of personnel. Expenses for share-based compensation were up 3%, mainly reflecting accelerated amortization of deferred compensation for good leavers.
General and administrative expenses grew by 7% to CHF 801 million from third quarter 2006 due to higher occupancy costs, which were driven by additional space requirements and higher rents. Increases in professional fees and consultancy costs also pushed general and administrative expenses up.

Media Relations 30 October 2007 Page 10 of 12
Media release available at www.ubs.com/media
Further information on UBS’s quarterly results is available at www.ubs.com/investors
•	3Q2007 Report (pdf and interactive version)

•	3Q2007 Results slide presentation

•	Letter to shareholders (English, German, French and Italian)
Webcast: The results presentation, with Marcel Rohner, Chief Executive Officer, Marco Suter, Chief Financial Officer, and Tom Hill, Chief Communications Officer, will be webcast live on www.ubs.com at the following time on 30 October 2007:
•	0900 CET

•	0800 GMT

•	0300 US EST
Webcast playback will be available from 1400 CET on 30 October 2007.
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006 and other reports on Form 6-K filed after the Form 20-F. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Media Relations 30 October 2007 Page 11 of 12
Reporting by Business Group and Unit

							Performance before tax from
CHF million	Total operating income			Total operating expenses			continuing operations
For the quarter ended	30.9.07	30.9.06	% change	30.9.07	30.9.06	% change	30.9.07	30.9.06	% change
Global Wealth Management & Business Banking

Wealth Management International & Switzerland	3,315	2,611	27	1,699	1,385	23	1,616	1,226	32

Wealth Management US	1,678	1,423	18	1,497	1,380	8	181	43	321

Business Banking Switzerland	1,349	1,297	4	758	729	4	591	568	4

Global Asset Management	942	728	29	573	444	29	369	284	30

Investment Bank	(1,419)	4,500		2,261	3,417	(34)	(3,680)	1,083

Corporate Center	304	(97)		335	360	(7)	(31)	(457)	93

Financial Businesses	6,169	10,462	(41)	7,123	7,715	(8)	(954)	2,747

Media Relations 30 October 2007 Page 12 of 12
Income statement (unaudited)

	Quarter ended			% change from		Year to date
CHF million, except per share data	30.9.07	30.6.07	30.9.06	2Q07	3Q06	30.9.07	30.9.06
Continuing operations

Interest income	28,339	29,011	22,611	(2)	25	83,292	62,996

Interest expense	(26,676)	(28,182)	(20,773)	(5)	28	(79,492)	(58,000)

Net interest income	1,663	829	1,838	101	(10)	3,800	4,996

Credit loss (expense) / recovery	(15)	14	14			0	135

Net interest income after credit loss expense	1,648	843	1,852	95	(11)	3,800	5,131

Net fee and commission income	7,864	8,099	6,095	(3)	29	23,359	18,746

Net trading income	(3,546)	4,121	2,423			5,110	9,917

Other income	386	2,948	147	(87)	163	3,578	1,287

Revenues from industrial holdings	114	109	141	5	(19)	335	403

Total operating income	6,466	16,120	10,658	(60)	(39)	36,182	35,484

Personnel expenses	4,828	7,153	5,368	(33)	(10)	18,822	17,586

General and administrative expenses	2,015	2,282	2,058	(12)	(2)	6,220	5,768

Depreciation of property and equipment	314	325	319	(3)	(2)	942	892

Amortization of intangible assets	63	66	31	(5)	103	214	100

Goods and materials purchased	61	58	75	5	(19)	178	207

Total operating expenses	7,281	9,884	7,851	(26)	(7)	26,376	24,553

Operating profit from continuing operations before tax	(815)	6,236	2,807			9,806	10,931

Tax expense	(13)	725	510			1,665	2,288

Net profit from continuing operations	(802)	5,511	2,297			8,141	8,643

Discontinued operations

Profit from discontinued operations before tax	89	0	7			96	688

Tax expense	0	(260)	0	100		(258)	84

Net profit from discontinued operations	89	260	7	(66)		354	604

Net profit	(713)	5,771	2,304			8,495	9,247

Net profit attributable to minority interests	117	149	105	(21)	11	428	397

from continuing operations	117	149	105	(21)	11	428	294

from discontinued operations	0	0	0			0	103

Net profit attributable to UBS shareholders	(830)	5,622	2,199			8,067	8,850

from continuing operations	(919)	5,362	2,192			7,713	8,349

from discontinued operations	89	260	7	(66)		354	501

Earnings per share

Basic earnings per share (CHF)	(0.43)	2.90	1.11			4.18	4.47

from continuing operations	(0.48)	2.77	1.11			4.00	4.22

from discontinued operations	0.05	0.13	0.00	(62)		0.18	0.25

Diluted earnings per share (CHF)	(0.44)	2.82	1.07			4.05	4.28

from continuing operations	(0.49)	2.69	1.07			3.87	4.04

from discontinued operations	0.05	0.13	0.00	(62)		0.18	0.24

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Marcel Rohner

		Name:	Marcel Rohner
		Title:	Group Chief Executive Officer

	By:	/s/ Marco Suter

		Name:	Marco Suter
		Title:	Group Chief Financial Officer

Date: October 30, 2007